UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOSTESS BRANDS, INC.

(Name of Subject Company)

HOSTESS BRANDS, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44109J106

(CUSIP Number of Class of Securities)

Jolyn J. Sebree

Senior Vice President, General Counsel and Secretary

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, Kansas 66215

(816) 701-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Howard Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Hostess Brands, Inc., a Delaware corporation. The address of Hostess Brands’ principal executive offices is 7905 Quivira Road, Lenexa, Kansas 66215, and the telephone number of its principal executive offices is (816) 701-4600. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Hostess Brands,” the “Company,” “we,” “us,” and “our” refer to Hostess Brands, Inc. and its wholly owned subsidiaries.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Hostess Brands’ Class A Common Stock, par value $0.0001 per share (the “Hostess Brands Common Stock”). As of October 6, 2023, there were 132,881,396 shares of Hostess Brands Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

Hostess Brands is the person filing this Schedule 14D-9 and is the subject company. The name, business address and business telephone number of Hostess Brands, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Exchange Offer.

This Schedule 14D-9 relates to the exchange offer (the “Offer”) by SSF Holdings, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of The J. M. Smucker Company, an Ohio corporation (“Smucker”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by Smucker and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, pursuant to which Purchaser is offering to acquire any and all of the issued and outstanding shares of Hostess Brands Common Stock.

The terms and conditions of the Offer are set forth in the prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Smucker filed on October 10, 2023, with the SEC, and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Exchange, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Each Hostess Brands stockholder that participates in the Offer will receive, for each share of Hostess Brands Common Stock validly tendered and not validly withdrawn, the following consideration:

(a) $30.00 in cash per share (the “Cash Consideration”); and

(b) 0.03002 of a Smucker common share, no par value (the “Smucker Common Shares”), plus cash in lieu of fractional shares (the “Stock Consideration”),

in each case, without interest and less any applicable withholding taxes.

We refer to the Cash Consideration and the Stock Consideration collectively as the “Transaction Consideration.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 10, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Hostess Brands, Smucker and

Purchaser, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Hostess Brands pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Hostess Brands continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct, wholly owned subsidiary of Smucker (the “Merger”).

The Offer to Exchange and the Form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Exchange and Form of Letter of Transmittal are being mailed to Hostess Brands’ stockholders together with this Schedule 14D-9 beginning on October 10, 2023. The Offer will expire at the Expiration Date. The term “Expiration Date” means one minute past 11:59 P.M., Eastern Time, on November 6, 2023, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time and date. The obligation of Purchaser to accept for payment and pay for shares of Hostess Brands Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Smucker will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered shares of Hostess Brands Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Hostess Brands Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered shares of Hostess Brands Common Stock, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered shares of Hostess Brands Common Stock if, at the then-scheduled Expiration Date, any of the following conditions (collectively, the “Offer Conditions”) exist and have not been waived (to the extent permitted under the Merger Agreement):

(i)

the Minimum Condition has not been satisfied. The “Minimum Condition” means that immediately prior to the Expiration Date, there will have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn that number of shares of Hostess Brands Common Stock that, together with shares of Hostess Brands Common Stock otherwise owned by Purchaser or any of its “affiliates” (as such term is defined in Section 251(h) of the DGCL) equals a majority of the Hostess Brands Common Stock then issued and outstanding;

(ii)	the applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated;

(iii)

(A) the Commissioner of Competition (the “Commissioner”) shall have issued an advance ruling certificate pursuant to subsection 102(1) of the Competition Act (Canada), as amended (the “Canadian Competition Act”), in respect of the transactions contemplated by the Merger Agreement, or (B)(x) the waiting period prescribed by section 123 of the Canadian Competition Act shall have expired or terminated early by the Commissioner, or the Commissioner shall have issued a waiver from notification under paragraph 113(c) of the Canadian Competition Act and (y) unless waived in writing by Smucker, the Commissioner shall have confirmed in writing that he does not intend, at such time, to make an application under section 92 of the Canadian Competition Act in respect of the transactions contemplated by the Merger Agreement;

(iv)

no Law or Order of any Governmental Entity (such terms, as defined in the Merger Agreement) with competent jurisdiction shall be in effect which restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger;

(v)

(A) each of the representations and warranties of Hostess Brands contained in Section 5.01 (“Organization, Standing and Power”)(except for the last sentence of Section 5.01), Section 5.03 (“Capital Structure”), Section 5.04 (“Authority; Execution and Delivery; Enforceability”), clause (a) of

Section 5.08 (“Absence of Certain Changes or Events”), Section 5.20 (“Anti-Takeover Provisions”), Section 5.27 (“Brokers’ Fees and Expenses”) and Section 5.28 (“Opinion of Company Financial Advisor”) of the Merger Agreement shall be true and correct in all respects as of the date made and as of the Expiration Date as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except, in the case of Section 5.03(a), to the extent that any inaccuracies in such Section would be de minimis, (B) any other representations and warranties of Hostess Brands contained in the Merger Agreement shall be true and correct as of the date made and as of the Expiration Date (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date) except where failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in the Merger Agreement);

(vi)

Hostess Brands shall have complied with or performed in all material respects each covenant and obligation that Hostess Brands is required to comply with or to perform at or prior to the Expiration Date;

(vii)	the Merger Agreement shall not have been validly terminated in accordance with its terms;

(viii)	since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred;

(ix)

the Form S-4 shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced; and

(x)	the Smucker Common Shares to be issued in the Offer and the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions, Purchaser will promptly (within the meaning of Rule 14(e)-1(c) under the Exchange Act) accept for payment all shares of Hostess Brands Common Stock validly tendered and not validly withdrawn pursuant to the Offer (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser will promptly after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all shares of Hostess Brands Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

At the effective time of the Merger (the “Effective Time”), each share of Hostess Brands Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Hostess Brands Common Stock that are (i) owned both at the commencement of the Offer and immediately prior to the Effective Time by Smucker or Purchaser, (ii) owned immediately prior to the Effective Time by Hostess Brands as treasury stock, (iii) subject of and irrevocably accepted for purchase in the Offer, (iv) held by any subsidiary of either Hostess Brands or Smucker (other than Purchaser) immediately prior to the Effective Time or (v) held by stockholders who are entitled to and properly demand appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive the Transaction Consideration from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in the Offer to Exchange under the heading “The Merger Agreement; Other Agreements,” which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

The foregoing summary and description of the Offer, the Merger, the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Exchange and the accompanying Letter of Transmittal and by the Merger Agreement, each of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Smucker formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Schedule TO, the principal executive offices of each of Smucker and Purchaser are located at One Strawberry Lane, Orrville, Ohio 44667-0280.

If the number of shares of Hostess Brands Common Stock tendered in the Offer and not validly withdrawn is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Hostess Brands’ stockholders will not receive the Transaction Consideration or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Exchange, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. In addition, Hostess Brands has made this information relating to the Offer available online at www.hostessbrands.com under the “Investors” tab.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Hostess Brands, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Hostess Brands or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Smucker, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Hostess Brands (the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of Hostess Brands.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between Hostess Brands and its affiliates that relate to the Offer and the Merger.

Current Executive Officers and Directors

Hostess Brands’ executive officers and members of the Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of our stockholders generally, as disclosed herein. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement.

Hostess Brands’ current executive officers and directors are:

Name	Title
Andrew P. Callahan	Director, President, and Chief Executive Officer
Travis E. Leonard	Executive Vice President, Chief Financial Officer
Arist R. Mastorides	Executive Vice President, Chief Customer Officer
Daniel J. O’Leary	Executive Vice President, Chief Growth Officer
Adrian A. Poretti	Senior Vice President, Chief Supply Chain Officer
Darryl P. Riley	Senior Vice President, Chief Sustainability Officer
Jolyn J. Sebree	Senior Vice President, General Counsel and Secretary
Robert C. Weber	Senior Vice President, Chief People Officer
Olu Beck	Independent Director
Laurence Bodner	Independent Director
Gretchen R. Crist	Independent Director
Rachel P. Cullen	Independent Director
Hugh G. Dineen	Independent Director
Jerry D. Kaminski	Independent Director, Chair of the Board
Ioannis Skoufalos	Independent Director
Craig D. Steeneck	Independent Director

Outstanding Hostess Brands Common Stock Held by Directors and Executive Officers

If the executive officers and directors of Hostess Brands who own shares of Hostess Brands Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Hostess Brands as described under Item 2 above. As of October 6, 2023, the executive officers and directors of Hostess Brands held, in the aggregate, 619,176 outstanding shares of Hostess Brands Common Stock (which, for clarity, excluded shares of Hostess Brands Common Stock subject to outstanding options to purchase shares of Hostess Brands Common Stock granted under Hostess Brands’ Amended and Restated 2016 Equity Plan, as may be amended from time to time (the “2016 Plan”) (each such option, a “Hostess Brands Stock Option”), shares of Hostess Brands Common Stock underlying outstanding restricted stock units granted under the 2016 Plan (each such restricted stock unit, a “Hostess Brands Restricted Stock Unit”), and shares of Hostess Brands Common Stock underlying outstanding performance stock units granted under the 2016 Plan (each such performance stock unit, a “Hostess Brands Performance Stock Unit”)). In addition, the table below includes shares of Hostess Brands Common Stock purchased by executive officers under the Hostess Brands’ 2022 Employee Stock Purchase Plan (the “Hostess Brands ESPP”) during the final offering period (as defined below) that were subject to issuance as of October 10, 2023; such share purchase amounts ranged from 252 to 625 shares of Hostess Brands Common Stock, excluding one executive officer who did not participate. If the directors and executive officers were to tender all 619,176 of these outstanding shares of Hostess Brands Common Stock for purchase pursuant to the Offer and those shares of Hostess Brands Common Stock were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate Transaction Consideration consisting of $18,575,280 in Cash Consideration and 18,584 Smucker Common Shares in Stock Consideration pursuant to the tenders into the Offer. If the directors and executive officers do not tender these outstanding shares of Hostess Brands Common Stock pursuant to the Offer, they will receive the same aggregate Transaction Consideration in the Merger.

The following table sets forth the number of outstanding shares of Hostess Brands Common Stock that were held as of October 6, 2023, by each of our executive officers and directors (which, for clarity, excluded shares of Hostess Brands Common Stock subject to outstanding Hostess Brands Stock Options, Hostess Brands Restricted Stock Units, Hostess Brands Performance Stock Units, and purchase rights under the Hostess Brands ESPP), and the aggregate Transaction Consideration that would be payable for such shares of Hostess Brands Common Stock pursuant to the Offer.

Directors and executive officers	Number of Hostess Brands Common Stock Owned (#)	Cash Consideration for Hostess Brands Common Stock ($)(1)	Number of Smucker Common Shares (#)(2)
Andrew P. Callahan	398,015	11,940,450	11,948
Travis E. Leonard	13,458	403,740	404
Arist R. Mastorides	4,453	133,590	133
Daniel J. O’Leary	19,496	584,880	585
Adrian A. Poretti	6,747	202,410	202
Darryl P. Riley	53,333	1,599,990	1,601
Jolyn J. Sebree	75,407	2,262,210	2,263
Robert C. Weber	20,667	620,010	620
Olu Beck	—	—	—
Laurence Bodner	10,000	300,000	300
Gretchen R. Crist	—	—	—
Rachel P. Cullen	—	—	—
Hugh G. Dineen	—	—	—
Jerry D. Kaminski	—	—	—
Ioannis Skoufalos	—	—	—
Craig D. Steeneck	17,600	528,000	528
All executive officers and directors as a group (16 persons)	619,176	18,575,280	18,584

(1)	Represents Cash Consideration that each director and executive officer would be entitled to receive for his or her shares of Hostess Brands Common Stock.
(2)	Represents the number of Smucker Common Shares that each director or executive officer would be entitled to receive for his or her shares of Hostess Brands Common Stock.

Treatment of Hostess Brands Equity Awards

Treatment of Hostess Brands Stock Options

Each Hostess Brands Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled in exchange for a cash amount equal to the difference between the Equity Award Consideration Value (as defined below) and the exercise price applicable to each such Hostess Brands Stock Option, multiplied by the number of shares subject to such stock option, less applicable withholding taxes, except that for any Hostess Brands Stock Options granted after December 31, 2023, the number of shares of Hostess Brands Common Stock subject to such Hostess Brands Stock Options for the purpose of determining the applicable cash amount, will be prorated for the length of service between January 1, 2024, and the Closing Date (as defined below). No outstanding Hostess Brands Stock Option has an exercise price that equals or exceeds the Cash Consideration. Our executive officers and directors may exercise their Hostess Brands Stock Options prior to the Effective Time to the extent such Hostess Brands Stock Options are vested and exercisable in accordance with their terms.

Throughout this Schedule 14D-9, we use the term “Equity Award Consideration Value” to mean a cash amount equal to the sum of (i) the Cash Consideration plus (ii) the product obtained by multiplying (x) the Stock Consideration by (y) the Smucker Trading Price (defined as the volume weighted average price per share of Smucker Common Shares for the consecutive period of ten trading days, concluding at the close of trading on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function).

Treatment of Hostess Brands Restricted Stock Units

Each Hostess Brands Restricted Stock Unit that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled in exchange for a cash amount equal to the Equity Award Consideration Value per share underlying the Hostess Brands Restricted Stock Unit award, less any applicable withholding taxes, except that for any Hostess Brands Restricted Stock Unit awards granted after December 31, 2023, the number of shares of Hostess Brands Common Stock underlying such Hostess Brands Restricted Stock Unit awards for the purpose of determining the applicable cash amount, will be prorated for the length of service between January 1, 2024, and the Closing Date.

Treatment of Hostess Brands Performance Stock Units

Each Hostess Brands Performance Stock Unit award (i) for which the applicable performance period has ended prior to the Effective Time will be treated as a Hostess Brands Restricted Stock Unit and cancelled in exchange for a cash amount equal to the Equity Award Consideration Value per share issuable in settlement of the award, and (ii) for which the applicable performance period is ongoing immediately prior to the Effective Time will be treated as if the relevant performance period concluded as of immediately prior to the Effective Time and such award shall otherwise be treated as a Hostess Brands Restricted Stock Unit award and cancelled in exchange for a cash amount equal to the Equity Award Consideration Value per share issuable in settlement of the award (with no proration on account of the shortened performance period for Hostess Brands Performance Stock Unit awards with a performance period ending on or before December 31, 2025, and proration of the shares of Hostess Brands Common Stock underlying any Hostess Brands Performance Stock Unit award with a performance period ending after December 31, 2025, based on the portion of the performance period that has elapsed prior to the Closing Date), in each case, less applicable withholding taxes.

Treatment of Executive Officer and Director Equity Awards

All Hostess Brands Stock Options, Hostess Brands Restricted Stock Units and Hostess Brands Performance Stock Units held by executive officers and directors of Hostess Brands will be treated as described in the preceding subsections entitled “—Treatment of Hostess Brands Stock Options,” “—Treatment of Hostess Brands Restricted Stock Units,” and “—Treatment of Hostess Brands Performance Stock Units.”

The following table sets forth (i) the number of shares of Hostess Brands Common Stock underlying the outstanding Hostess Brands Stock Options, Hostess Brands Restricted Stock Units, deferred shares issuable in settlement of vested Hostess Brands Restricted Stock Units and Hostess Brands Performance Stock Units held by each executive officer and director of Hostess Brands, as applicable, and in each case as of October 6, 2023, and (ii) an estimate of the Equity Award Consideration that will be received in connection with the treatment of each such Hostess Brands Stock Option, Hostess Brands Restricted Stock Unit, deferred share issuable in settlement of Hostess Brands Restricted Stock Unit and Hostess Brands Performance Stock Unit (as described in the preceding subsections) based on an Assumed Equity Award Consideration Value of $34.25 per share. We use “Assumed Equity Award Consideration Value” to mean the sum of $30 per share plus a per-share value of Stock Consideration, assuming a Smucker Trading Price of $141.58, which was the closing share price of a Smucker Common Share on September 8, 2023, the last trading day before the execution of the Merger Agreement. The actual Smucker Trading Price (calculated as described above) on the Closing Date used to calculate the Equity Award Consideration Value actually paid to each executive officer and director of Hostess Brands may be greater or less than $141.58.

Name of Executive Officer or Director	Number of Vested Hostess Brands Stock Options (#)	Assumed Equity Award Consideration Value for Vested Hostess Brands Stock Options ($)(1)(2)	Number of Hostess Brands Restricted Stock Units (#)	Assumed Equity Award Consideration Value for Hostess Brands Restricted Stock Units ($)(3)	Number of Hostess Brands Deferred Shares in Settlement of Vested Hostess Brands Restricted Stock Units (#)(4)	Assumed Equity Award Consideration Value for Hostess Brands Deferred Shares in Settlement of Hostess Brands Restricted Stock Units ($)(5)	Number of Hostess Brands Performance Stock Units (#)(6)	Assumed Equity Award Consideration Value for Hostess Brands Performance Stock Units ($)(7)	Total Assumed Equity Award Consideration Value ($)(8)
Andrew P. Callahan	567,627	12,090,202	184,244	6,310,357	—	—	550,222	18,845,104	37,245,663
Travis E. Leonard	—	—	24,439	837,036	—	—	55,832	1,912,246	2,749,282
Arist R. Mastorides	—	—	27,439	939,786	—	—	68,112	2,332,836	3,272,622
Daniel J. O’Leary	—	—	24,846	850,976	—	—	74,296	2,544,638	3,395,614
Adrian A. Poretti	—	—	22,749	779,153	—	—	34,290	1,174,433	1,953,586
Darryl P. Riley	59,564	1,214,419	14,162	485,049	—	—	44,154	1,512,275	3,211,743
Jolyn J. Sebree	83,930	1,733,027	26,063	892,658	—	—	79,108	2,709,449	5,335,134
Robert C. Weber	20,885	426,988	17,627	603,725	—	—	54,664	1,872,242	2,902,955
Olu Beck	—	—	5,210	178,443	12,568	430,454	—	—	608,897
Laurence Bodner	—	—	5,210	178,443	43,048	1,474,394	—	—	1,652,837
Gretchen R. Crist	—	—	5,210	178,443	34,397	1,178,097	—	—	1,356,540
Rachel P. Cullen	—	—	5,210	178,443	20,357	697,227	—	—	875,670
Hugh G. Dineen	—	—	5,210	178,443	12,568	430,454	—	—	608,897
Jerry D. Kaminski	—	—	5,210	178,443	43,048	1,474,394	—	—	1,652,837
Ioannis Skoufalos	—	—	5,210	178,443	21,892	749,801	—	—	928,244
Craig D. Steeneck	—	—	5,210	178,443	43,048	1,474,394	—	—	1,652,837
All executive officer and directors as a group (16 persons)	732,006	15,464,636	383,249	13,126,284	230,926	7,909,215	960,678	32,903,223	69,403,358

(1)

The estimated Equity Award Consideration Value in respect of each Hostess Brands Stock Option equals the aggregate number of shares of Hostess Brands Common Stock subject to the Hostess Brands Stock Option multiplied by the amount, if any, by which the Assumed Equity Award Consideration Value exceeds the per share exercise price of the Hostess Brands Stock Option.

(2)	All Hostess Brands Stock Options held by executive officers and directors of Hostess Brands have vested.
(3)

The estimated Equity Award Consideration Value in respect of the Hostess Brands Restricted Stock Units equals the aggregate number of shares of Hostess Brands Common Stock underlying the Hostess Brands Restricted Stock Units held by such individual as of October 6, 2023, multiplied by the Assumed Equity Award Consideration Value.

(4)

Pursuant to the terms of each non-employee director’s Hostess Brands Restricted Stock Unit award, vested Hostess Brands Restricted Stock Units are not delivered to the non-employee director until the earlier of separation from service or a change in control, which would include the Merger.

(5)

The estimated Equity Award Consideration Value in respect of the Hostess Brands deferred shares in settlement of Hostess Brands Restricted Stock Units equals the aggregate number of shares of Hostess Brands Common Stock underlying the Hostess Brands deferred shares to be issued in settlement of vested Hostess Brands Restricted Stock Units held by such individual as of October 6, 2023, multiplied by the Assumed Equity Award Consideration Value.

(6)

The Hostess Brands Performance Stock Units held by each applicable individual set forth in this row represents the aggregate number of shares of Hostess Brands Common Stock underlying the Hostess Brands Performance Stock Units held by such individual as of October 6, 2023, assuming maximum performance (200%) of applicable performance metrics.

(7)

The estimated Equity Award Consideration Value in respect of the Hostess Brands Performance Stock Units equals the aggregate number of shares of Hostess Brands Common Stock underlying the Hostess Brands Performance Stock Units held by such individual as of October 6, 2023, assuming maximum performance, multiplied by the Assumed Equity Award Consideration Value.

(8)

The total of the estimated Equity Award Consideration Value in respect of each Hostess Brands Stock Option, Hostess Brands Restricted Stock Unit, Hostess Brands deferred share in settlement of a Hostess Brands Restricted Stock Unit and Hostess Brands Performance Stock Unit held by such executive officer or director.

Treatment of the Hostess Brands ESPP

Hostess Brands sponsors the Hostess Brands ESPP in which executive officers and other employees are eligible to participate. The offering period under Hostess Brands ESPP in effect on the date of the Merger Agreement ended September 30, 2023 (the “final offering period”), in accordance with its terms. Beginning on the date of the Merger Agreement, no new participants were permitted to participate in the Hostess Brands ESPP, and existing participants were not allowed to increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement. No new offering periods have commenced or will commence under the Hostess Brands ESPP following the date of the Merger Agreement. Pursuant to the terms of the Hostess Brands ESPP, any Hostess Brands ESPP participant’s account balance in connection with the final offering period will be used to purchase whole shares of Hostess Brands Common Stock, which will be entitled to the same consideration on the same terms and conditions as other stockholders of Hostess Brands as described under Item 2 above. Subject to the consummation of the Merger, the Hostess Brands ESPP will terminate effective immediately prior to the effective time.

Severance Arrangements

Callahan Employment Agreement

On April 12, 2018, Hostess Brands entered into an employment agreement with Andy Callahan to serve as our President and Chief Executive Officer, which was amended as of August 1, 2018, and was further amended on February 20, 2023 (as amended, the “Callahan Employment Agreement”), which provides for certain compensation and benefits in connection with or absent the Merger.

Under the terms of the Callahan Employment Agreement, Mr. Callahan is entitled to receive the following upon termination of his employment:

•

Upon termination of employment for any reason, Mr. Callahan is entitled to receive: (i) his base salary and unused vacation time up to and including the date of termination of employment, (ii) any unreimbursed expenses, and (iii) any vested accrued compensation and benefits (the “Accrued Obligations”).

•

Upon termination of his employment without “cause” (as defined in the Callahan Employment Agreement), on account of our delivery of notice of non-renewal, or for “good reason” (as defined in the Callahan Employment Agreement) (a “qualifying termination”), Mr. Callahan is eligible to receive cash severance equal to 24 months of base salary and target annual bonus (the “Callahan Compensation Amount”), paid over 24 months, as well as a pro-rata annual bonus for the year of employment termination.

•

Upon termination of his employment without “cause” or for “good reason” (as each term is defined in the Callahan Employment Agreement), in either case, within 12 months following a change in control, which would include the Merger, or at the request of an acquirer or potential acquirer in connection with or prior to a change in control (a “change in control termination”), Mr. Callahan is eligible to receive cash severance equal to 30 months of the Callahan Compensation Amount payable over 30 months, as well as a pro-rated annual bonus for the year in which the termination of employment occurs.

•

If his employment terminates due to death or disability (as defined in the Executive Severance Plan (as defined below)), Mr. Callahan (or his estate or designated beneficiary) is entitled to receive the Accrued Obligations and severance under the Callahan Employment Agreement as if such death or disability is a qualifying termination or change in control termination, as applicable.

Any payment of severance to Mr. Callahan will be subject to his execution of a release agreement and compliance with any restrictive covenant obligations, including certain non-competition and non-solicitation provisions (lasting as long as he is receiving severance as described above) and perpetual confidentiality obligations. If he is eligible for severance, Mr. Callahan is also entitled to receive certain outplacement benefits and employer-subsidized COBRA premiums until the earlier of the end of the applicable severance period or the day he becomes eligible for comparable benefits under a plan of another employer.

The Callahan Employment Agreement provides for a Section 280G “best net cut-back” such that payments or benefits that Mr. Callahan receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”) if such reduction would result in a greater after-tax payment amount for Mr. Callahan.

The foregoing description of the Callahan Employment Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Callahan Employment Agreement, as amended, and is incorporated herein by reference to the Callahan Employment Agreement and the amendments thereto, filed as Exhibit 10.4, Exhibit 10.5, and Exhibit 10.6, respectively, to the Hostess Brands Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023.

Hostess Brands Executive Severance Plan

Each of Hostess Brands’ executive officers, other than Mr. Callahan, is entitled to receive severance benefits under our HB Key Executive Severance Benefits Plan, as amended (the “Executive Severance Plan”). The terms “cause,” “good reason” and “change in control” referred to below are defined in our Executive Severance Plan. The Merger will constitute a “change in control” for purposes of our Executive Severance Plan.

The Executive Severance Plan provides each participant who experiences a qualifying termination (as described therein and generally meaning a termination by Hostess Brands without cause or, for certain specified executives, a termination by such individual with good reason within 12 months following a change in control) with:

•

cash severance payments equal to a multiple of the sum of the executive’s (a) annual base salary and (b) target annual incentive bonus, with such multiple depending on the executive’s position and the circumstances of such termination, as follows: for Executive Vice Presidents and Senior Vice Presidents, 12 (absent a change in control) or 18 (if such qualifying termination occurs within 12 months following a change in control or at the request of an acquirer or potential acquirer in connection with or prior to a change in control (a “change in control termination”)), and for Vice Presidents, six (absent a change in control) or 12 (if a change in control termination);

•	a prorated bonus amount for the year in which the termination of employment occurs;

•

payment of the executive’s cost of COBRA coverage for the executive and the executive’s eligible dependents for a number of months (the “severance period”) or, if earlier, until the executive becomes eligible for coverage with a subsequent employer or otherwise ceases to be eligible for COBRA, with the severance period depending on the executive’s position as follows: for Executive Vice Presidents and Senior Vice Presidents, 12 (absent a change in control) or 18 (if a change in control termination), and for Vice Presidents, six (absent a change in control) or 12 (if a change in control termination); and

•	certain outplacement benefits.

The cash severance payments described above will be payable as payroll continuation payments for the applicable severance period, the prorated bonus described above will be payable when annual incentive cash bonuses are paid to other executives for the year in which the qualifying termination occurs, and no later than March 15 after the end of such year and the COBRA reimbursements will be paid or provided monthly for the severance period. All amounts will be subject to applicable withholding.

To receive severance under the Executive Severance Plan, the executive must execute a release of claims and comply with any restrictive covenant obligations, including any non-competition and non-solicitation provisions (lasting as long as the severance period) and confidentiality obligations.

See below under the heading “—Golden Parachute Compensation” for an estimate of potential severance that may become payable to our named executive officers in connection with the Merger under the Callahan Employment Agreement and the Executive Severance Plan, as applicable.

The foregoing description of the Executive Severance Plan, as amended, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Executive Severance Plan, as amended, and is incorporated herein by reference to the Executive Severance Plan filed as Exhibit 10.7 to the Hostess Brands Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023.

Non-Executive Employee Severance Plan

On September 10, 2023, the Board approved the HB Non-Executive Employee Severance Plan (the “Non-Executive Severance Plan”), pursuant to which certain non-executive employees of Hostess Brands may receive severance benefits in the event that any such employee is terminated by Hostess Brands (or, following the Closing, by Smucker) without “cause” (as defined in the Non-Executive Severance Plan). Compensation and benefits under the Non-Executive Severance Plan include (i) continuation of base salary and subsidized health and welfare benefits for a specified period that depends on the seniority and years of service of an applicable employee (ranging from four weeks to 26 weeks at maximum), (ii) for participants in Hostess Brands’ annual incentive plan, a prorated bonus for the year of termination, and (iii) outplacement services that Hostess Brands may determine as suitable. Compensation and benefits under the Non-Executive Severance Plan are contingent on an eligible employee signing and not revoking Hostess Brands’ standard agreement and release and complying with restrictive covenants including a noncompete for the period of time that the applicable employee is receiving severance. No employee that receives an offer of comparable employment from Smucker and refuses such offer will receive compensation or benefits under the Non-Executive Severance Plan.

Employee Benefits and Compensation Matters Prior to the Closing

Hostess Brands and Smucker have agreed that Hostess Brands may, in its discretion, make awards of transaction or retention bonuses to recipients to be determined in an amount not to exceed $4,000,000, and certain of Hostess Brands’ executive officers may become entitled to such transaction or retention bonuses. In the event that the Effective Time occurs after December 31, 2023, Hostess Brands and Smucker have agreed that Hostess Brands may take ordinary course actions with respect to its compensation and benefits plans and programs that may impact its executive officers, including (i) certain merit or market-based compensation increases, (ii) adoption of a 2024 annual incentive cash bonus plan consistent with past practice, and (iii) new annual grants of equity awards in respect of 2024 consistent with past practice (which will be treated in connection with the Merger as set forth under Item 3 above, under the heading “—Treatment of Hostess Brands Equity Awards”) and the aggregate of any such grants of equity awards in respect of 2024 will not exceed 850,000 shares of Hostess Brands Common Stock.

Employee Matters Following Closing

During the one-year period immediately following the Effective Time, Smucker has agreed to provide each employee of Hostess Brands who becomes an employee of Smucker or one of its subsidiaries as of the Effective Time (other than any employee who is covered by the terms of a collective bargaining agreement) (“continuing employees”), (a) annual base salary or wage rates no less favorable than the annual base salary or wage rates provided to such continuing employee immediately prior to the Effective Time, (b) target annual or other short-term cash incentive compensation opportunities no less favorable than the target annual or other short-term cash incentive compensation opportunities provided to such continuing employee as of immediately prior to the Effective Time; provided, however, that annual cash incentive bonuses for the fiscal year in which the Effective Time occurs will be determined under the terms of the Hostess Brands annual cash incentive plans in effect as of the Effective Time, and (c) other employee benefits that are no less favorable in the aggregate than the benefits provided to such continuing employee immediately prior to the Effective Time (excluding any equity-based, long-term and transaction-related incentives, defined-benefit pension and retiree medical benefits).

Under the Merger Agreement, Smucker also has agreed to recognize years of service with Hostess Brands or its subsidiaries under all employee benefit plans maintained by Smucker or its affiliates for the benefit of continuing employees, except to the extent that any such recognition would result in a duplication of benefits, and to waive certain participation restrictions for continuing employees who become eligible to participate in Smucker health and welfare plans.

Non-Employee Director Compensation

Pursuant to Hostess Brands’ non-employee director compensation policy, as in effect for 2023, each non-employee director is eligible to receive an annual cash retainer, pro-rated to reflect any partial year of service, as set forth in the table below and an equity award with a grant date fair value of $135,000 in the form of restricted stock units, which generally vest upon the first to occur of (i) the next annual meeting, (ii) the death or disability of the non-employee director, or (iii) a change of control of Hostess Brands, in each case, subject to continued service until such vesting date, and will be settled upon the non-employee director’s termination of Board service or if earlier, a change of control of Hostess Brands. The Merger will constitute a change of control of Hostess Brands for purposes of such restricted stock units, and each restricted stock unit will be treated in accordance with the section entitled “—Treatment of Hostess Brands Restricted Stock Units” set forth above.

A schedule of Board and committee fees applicable in 2023 is below.

Board and Committee Fees	2023
Board Member	$80,000
Board Chair	$100,000
Audit Committee Member	$10,000
Audit Committee Chair	$10,000
Talent and Compensation Committee Member	$7,500
Talent and Compensation Committee Chair	$8,500
Nominating and Corporate Governance Committee Member	$7,500
Nominating and Corporate Governance Committee Chair	$6,000

All cash fees are paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on the Board, based on the number of calendar days served by such non-employee director.

Each non-employee director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board and any committee on which he or she serves.

Indemnification of Executive Officers and Directors

Hostess Brands’ Third Amended and Restated Certificate of Incorporation, as in effect on June 4, 2020 (as subsequently amended, the “Charter”) and Hostess Brands’ Amended and Restated Bylaws (the “Bylaws”) each provide that Hostess Brands will indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL. In addition, the Charter provides that Hostess Brands’ directors will not be personally liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

Hostess Brands has also entered into customary indemnification agreements with each of its directors and executive officers (collectively, the “Indemnification Agreements”). In general, the Indemnification Agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. The Indemnification Agreements also provide that Hostess Brands is required to advance expenses to its directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the Indemnification Agreements are not exclusive.

The Merger Agreement also provides that, for a period of six years from and after the Effective Time, (i) Smucker agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time of current and former directors or officers of Hostess Brands and its subsidiaries as provided in their respective governing or organizational documents and any Indemnification Agreements shall continue in full force and effect in accordance with their terms and Smucker shall cause the Surviving Corporation and its subsidiaries to perform their respective obligations thereunder, and (ii) Smucker and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Hostess Brands and its subsidiaries or provide substitute policies for Hostess Brands and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Hostess Brands or its subsidiaries, in each case, of not less than the existing coverage and amount and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Hostess Brands and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event shall Smucker or Hostess Brands (as the Surviving Corporation) be required to pay more than 300% of the aggregate annual premium most recently paid by Hostess Brands prior to the date of the Merger Agreement. In lieu of the foregoing, Hostess Brands may (prior to the Closing and at its sole option) purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for Hostess Brands and its subsidiaries and their current and former directors and officers currently covered. Such tail policy would provide coverage in an amount not less than the existing coverage and will have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Hostess Brands and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time.

In addition, if the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the foregoing indemnification obligations. The Merger Agreement also provides that the Surviving Corporation will keep in full force and effect and will comply with any terms and conditions of the Indemnification Agreements.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, Charter, Bylaws, and the Form of Indemnification Agreement, which are filed as Exhibits (e)(1), (e)(2), (e)(3) and (e)(6) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Potential for Future Arrangements

To Hostess Brands’ knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contributions or other agreement, arrangement or understanding between any executive officer or director of Hostess Brands, on the one hand, and Smucker, Purchaser, any of their affiliates or Hostess Brands, on the other hand, exist as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Hostess Brands entering into any such agreement, arrangement, or understanding.

Section 16 Matters

The talent and compensation committee of the Board has taken all such necessary actions so that, to the extent permitted, the disposition of all Hostess Brands equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of Hostess Brands who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The talent and compensation committee of the Board has taken all such actions as may be required to authorize and approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2023, and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser and Smucker.

Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence the Offer to Exchange to purchase any and all of the issued and outstanding shares of Hostess Brands Common Stock in exchange for the Transaction Consideration, consisting of: (i) $30.00 in cash and (ii) 0.03002 of a Smucker Common Share, plus cash in lieu of fractional shares, in each case, without interest and net of any applicable withholding of taxes in accordance with the terms of the Merger Agreement.

Unless extended in accordance with the terms of the Merger Agreement, the Offer shall expire at one minute after 11:59 P.M., Eastern Time, on the day that is 20 business days following (and including the day of) the commencement of the Offer. Smucker and purchaser must extend the Offer for any period required by any law or rules, regulations, interpretations, or positions of the SEC or its staff or the Nasdaq Stock Market applicable to the Offer or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Offer Documents (as defined in the Merger Agreement) or the Form S-4 filed by Smuckers in connection with the Transactions. Additionally, Smucker and Purchaser have agreed to extend the Offer on one or more occasions in consecutive increments of ten business days each (or such shorter or longer period as the parties may agree, provided, that if only the Minimum Condition is outstanding, then there shall not be more than three such extensions), until such time as all Offer Conditions are satisfied or waived in accordance with the terms of the Merger Agreement (provided the Offer may not be extended if all Offer Conditions have been satisfied or waived in accordance with the terms of the Merger Agreement), it being understood that, without Hostess Brands’ prior written consent, Purchaser may not extend the Offer beyond the earlier of the End Date (as defined in the Merger Agreement) and the termination of the Merger Agreement in accordance with its terms; provided that if, as of any expiration date, only the Minimum Condition is outstanding, then Purchaser shall not be required to extend the Offer on more than three occasions, but may elect to do so with Hostess Brands’ prior written consent. In addition, notwithstanding the satisfaction of the Minimum Condition and the satisfaction, or waiver by Purchaser, of the other Offer Conditions, if Hostess Brands has provided to Smucker a notice that it intends to take certain actions with respect to any alternative proposals under the Merger Agreement, and requests that Purchaser extend the Offer, Purchaser shall extend the Offer as is necessary to ensure that the Offer does not expire until two business days after the end of the applicable four-day notice period to deliver such notice, or for such shorter period as may be agreed in writing by Hostess Brands and Purchaser; provided, however, that, Purchaser shall not be required to extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement in accordance with its terms.

As soon as practicable following (and in any event on the same day as) the Acceptance Time, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Hostess Brands as provided in the Merger Agreement with Hostess Brands continuing as the Surviving Corporation in the Merger and as a wholly owned subsidiary of Smucker. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a vote of the holders of Hostess Brands Common Stock upon the acquisition by Purchaser of a majority of the aggregate voting power of Hostess Brands Common Stock that are then issued and outstanding. In the Merger, each then-outstanding share of Hostess Brands Common Stock, other than shares held in treasury, shares held by Smucker, Hostess Brands or their respective subsidiaries and shares held by stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive the Transaction Consideration. The date on which the closing of the Merger occurs is referred to as the “Closing Date.”

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Exchange does not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Hostess Brands and Smucker entered into a confidentiality agreement dated as of August 22, 2023 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Smucker agreed that such Evaluation Material will be kept by it and representatives (as directed by Smucker) confidential and will be used solely for the purpose of evaluating, negotiating and potentially consummating a possible transaction involving Hostess Brands. The Confidentiality Agreement contains customary standstill provisions with a term of 12 months that would terminate before the expiration of such term in certain situations, including the entry by Hostess Brands into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities (or appoint at least a majority of the Board) or assets and properties of Hostess Brands. The Confidentiality Agreement expires on the two-year anniversary of the date of the Confidentiality Agreement.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

The Board unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to and in the best interests of the stockholders of Hostess Brands, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, upon the terms and subject to the conditions contained the Merger Agreement, taken all actions necessary so that the restrictions on business combination sand stockholder vote requirements contained in the charter of Hostess Brands will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, (iv) resolved, upon and subject to the terms and conditions therein, to recommend that Hostess Brands stockholders accept the Offer and tender their shares of Hostess Brands Common Stock, (v) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Hostess Brands of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, and (vi) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Hostess Brands’ stockholders accept the Offer and tender their shares of Hostess Brands Common Stock to Purchaser pursuant to the Offer.

Hostess Brands and Smucker each released a press release, each dated September 11, 2023, announcing the Merger Agreement, the Offer and the Merger, each of which is filed as Exhibit (a)(5)(A) and (a)(5)(B), respectively, to this Schedule 14D-9 and each of which is incorporated herein by reference.

(b) Background and Reasons for the Board’s Recommendation.

Background to the Offer

The following chronology summarizes the key communications and events that led to the signing of the Merger Agreement. This chronology is not, and does not purport to be, a catalogue of every interaction among Hostess Brands, the Board, the Transaction Committee (as defined below), their respective advisors or Smucker and any other applicable parties.

Hostess Brands is a leading sweet snacks company focused on developing, manufacturing, marketing, selling and distributing snacks in North America primarily under the Hostess® brand, an iconic American brand for generations, the Voortman® brand, which Hostess Brands acquired in 2020, and Dolly Madison®, Cloverhill® and Big Texas® brands. Hostess Brands has been publicly traded on the Nasdaq Capital Market under the symbol “TWNK” since a 2016 business combination with a special purpose acquisition company (the “2016 Business Combination”).

The Board, together with members of Hostess Brands’ senior management (“Hostess Brands management”), and with the assistance of Hostess Brands’ advisors, regularly evaluates Hostess Brands’ strategic direction and ongoing business plans with the purpose of strengthening Hostess Brands’ business and enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered various potential strategic alternatives.

On May 16, 2023, Andrew P. Callahan, Hostess Brands’ President and Chief Executive Officer, received a phone call from the chief executive officer of a publicly traded U.S. packaged food company, which we refer to in this discussion as “Party A.” The chief executive officer of Party A informed Mr. Callahan that Party A would be interested in commencing discussions with respect to a potential acquisition of Hostess Brands in an all-cash transaction in the range of $31.00 to $33.00 per share of Hostess Brands Common Stock, which represented a premium of approximately 18.5% – 26.1% to the closing price of $26.16 on May 15, 2023. On that same day, Mr. Callahan informed Jolyn J. Sebree, Hostess Brands’ Senior Vice President, General Counsel and Secretary of the details of the call from Party A, and Ms. Sebree spoke with representatives of Morgan, Lewis & Bockius, LLP (“Morgan Lewis”), Hostess Brands’ regular outside law firm. The Chair of the Board was informed on May 17, 2023, and a special Board meeting was scheduled for May 18, 2023.

On May 18, 2023, the Board held a telephonic meeting at which Mr. Callahan informed the Board of the details of the call with Party A. Also present at the meeting were Ms. Sebree and Travis E Leonard, Hostess Brands’ Executive Vice President, Chief Financial Officer. After discussion, including consideration of the potential risks inherent with respect to any potential sale process, the Board informed Hostess Brands management that it had confidence in management’s business plan and the prospects and value of Hostess Brands as a standalone business and was not then of the view that a sale of Hostess Brands would be in the best interests of Hostess Brands’ stockholders, but that the proposal from Party A merited further evaluation and that Hostess Brands’ management was authorized to engage in preliminary discussions regarding a potential transaction. For efficiency, the Board formed a committee (the “Transaction Committee”), consisting of independent directors Laurence Bodner, Olu Beck, Jerry Kaminski and Craig Steeneck, to have day-to-day responsibility for overseeing any engagement with Party A and any other related exploration of Hostess Brands’ potential strategic options and to make a recommendation to the Board with respect thereto. The Board reserved for itself the authority to make all substantive determinations with respect to any such strategic options. The Board also instructed Mr. Callahan both to interview various investment bankers to advise Hostess Brands and to work with the Transaction Committee on developing a recommendation to the Board on the engagement of a suitable financial advisor. Mr. Callahan was also instructed to inform the chief executive officer of Party A that Hostess Brands would explore Party A’s offer further. Ms. Sebree advised the Board that Hostess Brands would cease market repurchases of Hostess Brands Common Stock and restrict trading by Hostess Brands’ directors and members of Hostess Brands management who were aware of the circumstances, which would be kept to a small number.

On May 24, 2023, Mr. Callahan called the chief executive officer of Party A and informed him that he had apprised the Board of their initial call and that the Board had authorized Hostess Brands’ management to explore further discussions with Party A regarding a potential transaction. However, Mr. Callahan noted Hostess Brands would first require some time to engage a financial advisor and otherwise prepare for any discussions, as well as to prepare for and address various upcoming matters, including Board and committee meetings and the annual stockholders meeting.

During that same week, Mr. Callahan and other members of Hostess Brands management considered and spoke with various potential financial advisors. During the week of May 30, 2023, members of Hostess Brands management met in Chicago, Illinois with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) and one other internationally recognized investment bank with respect to the potential engagement to serve as Hostess Brands’ financial advisor. Each potential financial advisor delivered a detailed presentation regarding, among other matters, capabilities, experience, availability and ability to represent Hostess Brands in any potential transaction, including discussion of any existing relationships with Party A and other potential transaction counterparties. Following these meetings, Hostess Brands management recommended to the Transaction Committee the engagement of Morgan Stanley.

On June 5, 2023, the Transaction Committee held its initial meeting. Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, and Stuart Blankenhorn, Hostess Brands’ Vice President, Enterprise Planning and Initiatives) and representatives of Morgan Lewis also attended and discussed the status of the matter. In addition, representatives of Morgan Lewis summarized for the members of the Transaction Committee the fiduciary duties of directors in connection with the consideration of any potential sale of Hostess Brands and answered questions related thereto. Potential relationships of the Transaction Committee members with Party A as well as other potential transaction parties were also explored. Morgan Lewis and Hostess Brands management discussed the risks inherent in any related process, including the diversion of management time, the possibility of leaks and the resulting effect on various constituencies, including employees, vendors, suppliers, customers, stockholders and others, and the need for certainty should the Board ultimately decide to pursue any potential strategic alternative. At that point, representatives of Morgan Stanley were invited to join the meeting, and they outlined for the Transaction Committee their preliminary recommended approach to an engagement with Party A, which would consist of requiring Party A to increase its proposed per share valuation range as a condition to receiving nonpublic information. Morgan Stanley also indicated that they would recommend an outreach to certain other well-capitalized potential strategic buyers only if the discussion with Party A advanced to a point where the Board determined an expansion of process was warranted under the circumstances. Morgan Stanley advised the Transaction Committee of its view that well-capitalized strategic companies would be best suited to make offers that would provide stockholders the value of expected synergies along with the closing certainty that would be required to publicly announce any transaction. Morgan Stanley provided its views to the Transaction Committee that companies with smaller balance sheets or financial buyers could be adversely impacted by the challenges of raising financing in the then-current capital markets and would not be able to match what Party A or another well-capitalized strategic buyer could offer. Morgan Stanley and Morgan Lewis both discussed their views that the process was reasonably intended to provide the Board with the information necessary to determine whether or not it was in the best interests of stockholders to pursue and announce any potential strategic alternative, including whether any such alternative, if the Board determined to proceed with any alternative other than continued pursuit of Hostess Brands’ standalone plan, would represent the best value reasonably obtainable for stockholders. Following the meeting, the Transaction Committee determined to recommend to the Board the engagement of Morgan Stanley as Hostess Brands’ financial advisor as the Board considered its potential strategic options.

On June 5 and 6, 2023, the Board held regularly scheduled meetings. At those meetings, the Board approved the engagement effective June 5, 2023, of Morgan Stanley as financial advisor to Hostess Brands in connection with the exploration of potential strategic alternatives by the Board. The Transaction Committee reviewed with the Board Morgan Stanley’s preliminary recommended approach to Party A. Morgan Lewis attended a portion of these meetings and summarized for the members of the Board the fiduciary duties of directors and answered questions related thereto. Morgan Lewis also reviewed certain likely considerations that would be associated with any such process, including the need to assess the potential of achieving required regulatory approvals, financing and overall deal certainty and the need for stockholder approvals and related disclosure obligations.

On June 6, 2023, Hostess Brands held its 2023 annual meeting of stockholders.

On June 9, 2023, Morgan Stanley provided Hostess Brands with a draft of its proposed engagement letter and related indemnity letter. Hostess Brands shared the drafts with Morgan Lewis for review. Between June 9, 2023, and July 5, 2023, Morgan Stanley and Hostess Brands/Morgan Lewis exchanged several drafts of the engagement letter and related indemnity letter, and Hostess Brands management discussed the same with members of the Transaction Committee. Hostess Brands signed the indemnity letter on June 30, 2023, and Morgan Stanley and Hostess Brands signed the engagement letter on July 5, 2023, in each case with effect from June 5, 2023.

During the week of June 4, 2023, after the Board had approved the engagement of Morgan Stanley, Hostess Brands management provided detailed nonpublic information to Morgan Stanley with respect to management’s view of Hostess Brands’ current performance and outlook and held discussions with representatives of Morgan Stanley designed to enable Morgan Stanley to compare and contrast the value of Party A’s potential proposal with that afforded stockholders by Hostess Brands’ existing strategic plan.

During the week of June 11, 2023, Morgan Stanley, based in part on its further review of the management business plan, confirmed to Hostess Brands management its preliminary recommendation to the Transaction Committee to engage with Party A by requiring it to increase its proposed per share valuation range of $31.00 to $33.00 as a condition to receiving nonpublic information. Mr. Callahan discussed Morgan Stanley’s recommendation with the members of the Transaction Committee.

On June 15, 2023, Mr. Callahan called the chief executive officer of Party A and informed him that Hostess Brands had engaged a financial advisor and that the Board had authorized Hostess Brands management to engage with Party A in response to its proposal, but that the Board was not prepared for Hostess Brands to do so, or to share nonpublic information, based on Party A’s then-current proposal.

On the evening of June 19, 2023, Party A provided Hostess Brands with a written “Non-Binding Indication of Interest to Acquire Hostess Brands, Inc.” (the “June 19 Letter”). The June 19 Letter stated that Party A’s board had discussed a proposed transaction with Hostess Brands at length and authorized the submission of the June 19 Letter which, among other things, confirmed that Party A’s current valuation, based solely on Hostess Brands’ public disclosures, remained in the range of $31.00 to $33.00 per share. The June 19 Letter also stated, for the first time in Hostess Brands’ discussions with Party A, that this valuation range assumed Hostess Brands’ Tax Receivable Agreement, entered into as of November 4, 2016, in connection with the 2016 Business Combination, among Hostess Brands and certain former stockholders thereof (the “Tax Receivable Agreement”) would be terminated at closing without any payments or obligations. The June 19 Letter stated that Party A’s proposal was not subject to any financing contingency. The June 19 Letter also identified Party A’s financial, legal and finance and accounting advisors and was accompanied by Party A’s proposed confidentiality agreement signed on behalf of Party A.

On June 20, 2023, members of Hostess Brands management had a call with representatives of Morgan Stanley and Morgan Lewis to discuss the June 19 Letter. In particular, a discussion ensued regarding the impact of the provision regarding the Tax Receivable Agreement and the negative impact on value to Hostess Brands’ stockholders that would have with respect to Party A’s proposal. Morgan Lewis noted that the terms of the Tax Receivable Agreement contemplated the effect of a potential future change of control transaction and that it was unclear why Party A thought those terms merited any specific mention or treatment in connection with its proposal.

Throughout the period from June 20, 2023, through June 22, 2023, members of Hostess Brands management had numerous calls with representatives of Morgan Stanley and Morgan Lewis and with members of the Transaction Committee to discuss the June 19 letter, including the impact of the Tax Receivable Agreement on Party A’s proposed valuation, and possible responses. In these discussions, the Transaction Committee reiterated its instructions to Hostess Brands management that they should not share nonpublic information or further engage with Party A unless Party A increased the high end of its valuation range. It also directed Morgan Stanley to advise Party A that any impact on value in respect of the Tax Receivable Agreement was not acceptable.

During this same time frame, members of Hostess Brands management worked with Morgan Stanley and Morgan Lewis to develop a contingency plan covering a protocol in the event news of the process was leaked to the press.

On June 22, 2023, representatives of Morgan Stanley on behalf Hostess Brands had a call with representatives of Party A’s financial advisor, who we refer to as “Party A Banker.” Morgan Stanley conveyed that the June 19 Letter had been shared with the Board and discussed in detail with the Transaction Committee. Morgan Stanley conveyed to the representatives of Party A Banker the position of the Transaction Committee.

On June 24, 2023, the Transaction Committee held a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Daniel J. O’Leary, Hostess Brands, Executive Vice President, Chief Growth Officer, and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis participated to discuss the status of discussions with Party A. Representatives of Morgan Stanley reported on their call with representatives of Party A Banker on June 22, 2023. On June 29, 2023, representatives of Party A Banker called representatives of Morgan Stanley and informed them that Party A was prepared to increase its potential valuation range to $32.00 to $34.00 per share and would assume all obligations under the Tax Receivable Agreement. They informed Morgan Stanley that a written letter would be forthcoming from Party A confirming the same.

On June 30, 2023, Party A provided Hostess Brands with a “Non-Binding Indication of Interest to Acquire Hostess Brands, Inc.” (the “June 30 Letter”), which was consistent with the terms Party A Banker had described to Morgan Stanley on June 29, 2023.

On July 1, 2023, the Transaction Committee held a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis participated to discuss the June 30 Letter. Following discussion, based on the June 30 Letter, the Transaction Committee instructed Hostess Brands management to further engage with Party A, including, subject to Party A executing a confidentiality agreement, providing access to certain Hostess Brands nonpublic information, which access would increase over time if discussions progressed.

On July 3, 2023, Morgan Stanley on behalf of Hostess Brands provided Party A with a draft confidentiality agreement (“Party A NDA”).

On July 5, 2023, Party A provided a revised draft of the Party A NDA to Morgan Stanley.

On July 6, 2023, the Transaction Committee held a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. O’Leary and Mr. Blankenhorn) and a representative of Morgan Lewis participated to discuss the status of discussions with Party A.

After discussions between representatives of Morgan Lewis and representatives of Party A’s legal advisors, who we refer to as “Party A Counsel,” the Party A NDA was entered into by Hostess Brands and Party A on July 9, 2023. The terms of the Party A NDA provided for customary non-solicitation agreements, “don’t ask, don’t waive” standstill provisions and fallaway provisions that would permit Party A to make acquisition and other proposals relating to Hostess Brands if, among other specified transactions, Hostess Brands entered into a definitive agreement with respect to the acquisition of, or another person or group commenced a tender or exchange offer for, at least a majority of Hostess Brands’ outstanding stock or assets. The transaction with Smucker triggers this fallaway provision and thus the standstill provisions are no longer in effect.

On July 11, 2023, representatives of Morgan Lewis and Party A Counsel had a telephone conference to discuss the structure of the potential transaction. Party A Counsel conveyed that Party A proposed an all-cash tender offer, followed by a second-step merger in accordance with Section 251(h) of the DGCL and advised Morgan Lewis that Party A would have financial commitments in place at the time of signing sufficient to pay all consideration that would be necessary in consummating the potential transaction. The representatives of Morgan Lewis and Party A Counsel also discussed potential antitrust considerations including as to timing. They agreed to arrange for a subsequent conversation among their respective antitrust experts.

On July 12, 2023, the Board held a meeting at which members of Hostess Brands management and representatives of Morgan Lewis participated. Management and the advisors updated the Board on the status of the ongoing discussion with Party A. Management presented a draft set of projections for 2023 – 2028 that they intended to finalize and provide to Party A. After discussion, the Board unanimously approved the provision of the final version of such projections as finalized in accordance with the Board’s discussion with Hostess Brands management (the “Projections”) to Party A. See “—Certain Hostess Brands Management Financial Projections” below.

On July 12, 2023, Hostess Brands provided the Projections, along with other nonpublic information, to Party A in the form of a presentation “deck” (the “Hostess Brands Information Pack”). In that same “deck,” Hostess Brands also provided to Party A additional information with respect to Hostess Brands’ preliminary estimate of potential synergies from a Hostess Brands-Party A combination.

On July 17, 2023, representatives of Hostess Brands, Morgan Stanley, Party A and Party A Banker held an in-person meeting in Chicago, Illinois to discuss the materials included in the Hostess Brands Information Pack and for Hostess Brands management to answer business diligence questions raised by the representatives of Party A and Party A Banker.

On July 17, 2023, antitrust attorneys from Morgan Lewis and Party A Counsel held a call to discuss the antitrust considerations of a potential combination of Hostess Brands and Party A.

On July 18, 2023, representatives of Party A Banker called representatives of Morgan Stanley and reiterated their requests for more comprehensive access to nonpublic due diligence material, in addition to access to more members of management and site visits at each of Hostess Brands’ plants. In addition, they noted that based on their preliminary diligence, Party A was concerned that its cost of integrating Hostess Brands’ workforce to Party A would be costlier than originally expected and that such increased costs could impact its valuation range. Party A also noted that Hostess Brands’ year-to-date sales performance in 2023 could impact its valuation range.

On July 20, 2023, the Transaction Committee held its regular weekly meeting, at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, the Transaction Committee discussed with the advisors the status of discussions with Party A. The recent performance of Hostess Brands’ stock price, and that of Party A and other members of the food industry, was also discussed. It was noted that the recent overall decline in such prices increased the premium represented by Party A’s price range and that, while short term stock movements did not directly bear on whether or not any transaction was in the best interests of stockholders, such movements could indirectly affect the course of negotiations. The Transaction Committee instructed Hostess Brands management to facilitate due diligence access for Party A, including by providing Party A with additional nonpublic information regarding certain manufacturing facilities, Hostess Brands benefit plans, and potential synergies and growth opportunities, and to arrange for representatives of Party A to visit Hostess Brands’ Arkadelphia, Arkansas site where a new Hostess Brands baking facility was under construction.

Later on July 20, 2023, representatives of Hostess Brands management and Morgan Stanley had a call with representatives of Party A to discuss diligence requests.

On July 25, 2023, in accordance with the Transaction Committee’s instructions, Hostess Brands provided representatives of Party A with access to Hostess Brands’ virtual data room containing limited business and financial due diligence information.

On July 27, 2023, the Transaction Committee held its regular weekly meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Lewis also participated. At the meeting, the Transaction Committee discussed with the advisors the status of discussions with Party A and in particular the additional diligence review requested by Party A.

On July 28 and July 31, 2023, Hostess Brands shared additional nonpublic information with respect to synergies and growth with Party A.

On July 31, 2023, representatives of Party A visited Hostess Brands’ under-construction production facility in Arkadelphia, Arkansas. Later in the summer, representatives of Party A visited additional Hostess Brands sites.

Also on July 31, 2023, representatives of Hostess Brands management and Morgan Stanley had a call with representatives of Party A to discuss Hostess Brands’ business plan.

On July 31, 2023, Party A Counsel sent Morgan Lewis a first draft of a proposed agreement and plan of merger (the “Party A Merger Agreement”).

On August 2, 2023, representatives of Party A Banker orally provided Morgan Stanley with an update to its proposal. (the “August 2 Update”). In the August 2 Update, Party A reiterated its interest in an all-cash acquisition of Hostess Brands, but at a price per share in the range of $32.00 to $33.00, which represented a premium of approximately 35.4% – 39.6% to the closing price of $23.64 on August 1, 2023. The August 2 Update also noted concerns regarding the anticipated higher-than-expected costs of integrating Hostess Brands’ employees into Party A’s benefit plans and that Hostess Brands’ second quarter performance was within the lower range of expectations.

Also on August 2, 2023, representatives of Hostess Brands management and Morgan Stanley had a call with representatives of Party A to discuss Hostess Brands’ sourcing, logistics, manufacturing and labor.

On August 6, 2023, the Transaction Committee held a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. O’Leary Mr. Leonard and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, the Transaction Committee discussed with Hostess Brands management and its advisors the August 2 Update and the status of discussions with Party A. The Transaction Committee also discussed their view of the prospects and value of Hostess Brands as a standalone business. The Transaction Committee also discussed with Hostess Brands management and its advisors an outreach to other potential acquirers to gauge interest in a potential transaction with Hostess Brands, while also minimizing the risks associated with any such outreach, including leaks and the potential negative reaction of Party A. Representatives of Morgan Stanley reiterated their preliminary view from June that well-capitalized strategic companies would be best suited to make an offer comparable to an offer from Party A that would provide stockholders the value of expected synergies and have the closing certainty that only an operating company with a strong balance sheet could offer. A number of potential parties were discussed including as to their respective ability to effect a transaction quickly and discretely, focus, financial resources, strategic fit and motivation. Morgan Stanley again noted its view that less well-capitalized companies or financial buyers could be adversely impacted by the challenges of raising financing in the current capital markets and would be unlikely to be able to match what Party A had already proposed. Morgan Lewis and Morgan Stanley also discussed with the Transaction Committee their views that while any outreach would necessarily increase the risk of a leak to the press that Hostess Brands was engaged in discussions with respect to a sale, it would help to validate Party A’s proposal and further advance the goal of achieving the best price reasonably available should the Board determine to pursue a transaction. The Transaction Committee then instructed Morgan Stanley to conduct a market-check by reaching out on a confidential basis to three select well-capitalized public food companies to inquire whether they would have any interest in entering into discussions with Hostess Brands regarding a potential transaction. Further reach out could be considered once interest from these companies was evaluated. Following this discussion, the Transaction Committee, Hostess Brands management and representatives of Morgan Lewis discussed Party A’s request to engage in discussions with Hostess Brands’ management regarding synergies relating to future employment and compensation matters.

On August 7, 2023, on behalf of Hostess Brands, representatives of Morgan Stanley placed confidential calls to individuals known to such representatives of Morgan Stanley at the three food companies the Transaction Committee had determined to approach. We refer to these companies as Parties B, C and D.

Representatives of Parties B and C each respectively advised representatives of Morgan Stanley that they had an interest in exploring a potential transaction with Hostess Brands and on August 7, 2023, each were provided a draft confidentiality agreement, substantially in the same form as the Party A NDA.

On August 8, 2023, Party B provided representatives of Morgan Stanley with comments to the draft confidentiality agreement, which Morgan Stanley shared with Hostess Brands and Morgan Lewis. Later that day, Hostess Brands and Party B entered into such agreement (the “Party B NDA”). The Party B NDA had terms, including standstill and fallaway provisions, that were substantially the same as the Party A NDA.

Later on August 8, 2023, following execution of the Party B NDA, representatives of Morgan Stanley on behalf of Hostess Brands provided Party B with the Hostess Brands Information Pack, as well as additional information with respect to the potential synergies from a Hostess Brands-Party B combination. At the same time, Hostess Brands management agreed to an in-person meeting with representatives of Party B to be held in Chicago, Illinois the following week.

Also on August 8, 2023, Hostess Brands management and representatives of Party A had a call to discuss benefit costs, and representatives of Morgan Lewis and Party A Counsel had a call to discuss the terms of the draft Party A Merger Agreement.

On August 9, 2023, representatives of Morgan Lewis and legal representatives of Party C discussed the terms of the proposed confidentiality agreement. The parties exchanged revised drafts and on August 11, 2023, Party C executed a confidentiality agreement (the “Party C NDA”). The Party C NDA had terms, including standstill and fallaway provisions, that were substantially the same as the Party A NDA and the Party B NDA.

On August 10, 2023, the Transaction Committee held its regular weekly meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Lewis participated to receive an update on discussions with Party A and the status of the conversations with Parties B, C and D.

Following execution of the Party C NDA, on August 11, 2023, representatives of Morgan Stanley, on behalf of Hostess Brands, provided Party C with the Hostess Brands Information Pack, as well as additional information with respect to the potential synergies from a Hostess Brands-Party C combination. At the same time, Hostess Brands management agreed to an in-person meeting with representatives of Party C to be held in Chicago, Illinois the following week.

Also on August 11, 2023, representatives of Hostess Brands management and Morgan Stanley had a call with representatives of Party A to discuss the Tax Receivable Agreement.

On August 11, 2023, representatives of Party A Banker called representatives of Morgan Stanley to inform them that they were aware that Morgan Stanley had reached out to other potential acquirers and had scheduled meetings the following week and that Party A was disappointed such action had been taken. The representatives of Morgan Stanley did not comment on whether or not any such outreach had been undertaken and also noted that the Board was mindful of its fiduciary duties in connection with any potential transaction and would act accordingly.

On August 12, 2023, representatives of Morgan Stanley, Morgan Lewis and Hostess Brands management discussed the fact that Party A had become aware of the outreach to one or more of the other parties. Hostess Brands management advised members of the Board of this and also that press reports could follow.

Throughout the period from August 12, 2023, through August 15, 2023, representatives of Morgan Stanley and Morgan Lewis and Hostess Brands management discussed Party A’s, and potentially the public’s, knowledge of the outreach to other potential acquirers, and Hostess Brands’ leak protocol in the event of any media coverage of such outreach. Ms. Sebree spoke with members of the Board about this on August 13, 2023.

On the morning of August 15, 2023, representatives of Party A Banker called representatives of Morgan Stanley to convey an update to Party A’s proposal, which was confirmed later that day when Party A provided a “Revised Non-Binding Indication of Interest to Acquire Hostess Brands, Inc.” dated August 14 (the “August 14 Letter”). In the August 14 Letter, Party A proposed to acquire Hostess Brands in an all-cash transaction at a price per share of $33.00, without reduction for amounts payable under the Tax Receivable Agreement (assumed by Party A to be $0.61 per share based on information provided to it by Hostess Brands, which Party A characterized as its “Final Proposal.” The August 14 Letter stated that Party A’s proposal was predicated on Hostess Brands ceasing discussion with any other potential acquirors, and that Party A was confident in its ability to complete diligence and sign definitive agreements in less than four weeks. Finally, the August 14 Letter stated, and representatives of Party A Banker noted to representatives of Morgan Stanley on their call, that Party A expected conclusive feedback by the end of the week.

Later on the morning of August 15, 2023, the Transaction Committee held a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. This meeting commenced after the telephone call between Party A Banker and Morgan Stanley, but before receipt of the August 14 Letter. At the meeting, the Transaction Committee discussed with Hostess Brands management and the advisors the updated proposal conveyed orally by representatives of Party A Banker to representatives of Morgan Stanley (and that was then confirmed by the August 14 Letter). Morgan Stanley also summarized the status of the other potential parties remaining engaged in the transaction, noting that Party D had not shown interest, Hostess Brands management had a management meeting scheduled with each of Party B and Party C. Morgan Lewis noted that Party A was still in the process of conducting significant diligence, including requests that were fairly detailed at this stage in the process. Morgan Stanley also provided the Transaction Committee with a presentation summarizing certain financial aspects represented by the revised Party A proposal. After discussion with Hostess Brands management and the advisors, including with respect to the prospects and value of Hostess Brands on a standalone basis, the Transaction Committee determined that Hostess Brands should not grant Party A the de facto exclusivity requested, but that Hostess Brands would be willing to continue discussions with Party A. The Transaction Committee instructed representatives of Morgan Stanley to inform representatives of Party A Banker of this determination and to note to Party A that it expected to see an increased price as Party A finished its diligence. The Transaction Committee also instructed representatives of Morgan Stanley to try to determine the level of interest from Party B and Party C. In addition, at the requests of Party A, the Transaction Committee authorized Mr. Callahan to speak with representatives of Party A about employment opportunities with respect to members of Hostess Brands management team other than himself and with respect to Hostess Brands’ nonmanagement employees but also instructed Mr. Callahan to not have such discussions about his own potential role or compensation following a transaction.

On August 15, 2023, Mark Smucker, Chair of the Board, President and Chief Executive Officer of Smucker, contacted Mr. Callahan requesting a call. Mr. Callahan and Mr. Smucker are acquaintances through their companies’ involvement in the retail foods industry.

On August 16, 2023, representatives of Morgan Stanley called representatives of Party A Banker to convey the determinations of the Transaction Committee regarding the August 14 Letter. Representatives of Party A Banker informed representatives of Morgan Stanley that Party A would not require de facto exclusivity or cease discussions with Hostess Brands after the Friday deadline. Representatives of Morgan Stanley then advised Party A Banker that Morgan Lewis would provide Party A Counsel a revised draft Party A Merger Agreement reflecting Hostess Brands’ comments by the end of the week.

On August 16, 2023, representatives of Hostess Brands management and Morgan Stanley met with representatives of Party C in Chicago, Illinois at which meeting the information included in the Hostess Brands Information Pack and potential synergies from a Hostess Brands-Party C combination were discussed in detail.

On August 17, 2023, representatives of Hostess Brands management and Morgan Stanley met with representatives of Party B in Chicago, Illinois at which meeting the information included in the Hostess Brands Information Pack and potential synergies from a Hostess Brands-Party B combination were discussed in detail.

On August 18, 2023, Hostess Brands, at the request of Party A, provided a standard waiver letter to Standard & Poor’s (“S&P”) to enable S&P to begin confidential work on investment ratings for the debt contemplated by Party A to finance an acquisition of Hostess Brands.

On August 18, 2023, Mr. Smucker phoned Mr. Callahan. Mr. Smucker conveyed to Mr. Callahan that he was aware of rumors that Hostess Brands was in discussions about a potential transaction and that, if true, Smucker would be interested in engaging with Hostess Brands. Mr. Smucker noted that Smucker had engaged advisors and was prepared to proceed expeditiously. He also noted that Smucker had the resources to complete an acquisition with no financing contingency.

Later on August 18, 2023, following the call between Mr. Smucker and Mr. Callahan, Hostess Brands management spoke with representatives of Morgan Lewis and Morgan Stanley. On August 19, 2023, Mr. Callahan advised the Chair of the Transaction Committee of the contacts who directed Hostess Brands management to explore Smucker’s interest in a potential transaction.

On August 19, 2023, Morgan Lewis sent to Party A Counsel a revised draft of the Party A Merger Agreement.

On August 20, 2023, Mr. Callahan called Mr. Smucker, and representatives of Morgan Stanley had a call with representatives of RBC Capital Markets, LLC (“RBCCM”), Smucker’s lead financial advisor, in each case, to discuss Smucker’s interest in a transaction with Hostess Brands. On August 21, 2023, on behalf of Smucker, representatives of RBCCM provided Morgan Stanley with Smucker’s preliminary due diligence request list and representatives of Morgan Stanley provided RBCCM with Hostess Brands’ draft confidentiality agreement. On August 21 and 22, 2023, representatives of Morgan Lewis and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Smucker’s legal advisor, discussed the draft confidentiality agreement.

Throughout mid- to late- August 2023 and early September 2023, Party A continued to request, and Hostess Brands provided, detailed legal, tax, accounting and financial due diligence information, including meetings with Hostess Brands management regarding this information.

On August 22, 2023, the Board held a regularly scheduled meeting during a portion of which the Transaction Committee, Hostess Brands management and representatives of Morgan Stanley and Morgan Lewis reported on the status of discussions with the various parties, including in particular, the continued engagement with Party A and the recent expression of interest from, and engagement with, Smucker. The Board discussed the prospects and value of Hostess Brands as a standalone business under various valuation methodologies. In addition, representatives of Morgan Stanley reported that Party B was continuing a preliminary review of information regarding Hostess Brands, while Parties C and D were unlikely to proceed with any engagement. Representatives of Morgan Lewis discussed the Board’s fiduciary duties, including noting that although no decision had been made with respect to any potential strategic alternative, the achievement of the highest price reasonably available was the goal in connection with any potential proposal received to date.

Later on August 22, 2023, Smucker signed a confidentiality agreement with Hostess Brands (the “Smucker NDA”), with substantially the same terms, including standstill and fallaway provisions, as the Party A NDA, the Party B NDA and the Party C NDA. Following the execution of the Smucker NDA, Morgan Stanley, on behalf of Hostess Brands, provided representatives of RBCCM with the Hostess Brands Information Pack, as well as additional information with respect to the potential synergies from a Hostess Brands-Smucker combination. An in-person meeting was scheduled for August 24, 2023.

Also on August 22, 2023, representatives of a public packaged food company, referred to as Party E, contacted representatives of Morgan Stanley and informed them that they were aware of rumors that Hostess Brands was involved in discussions with one or more potential acquirors. Representatives of Party E expressed an interest in engaging with Hostess Brands to explore a potential stock-for-stock combination. Representatives of Morgan Stanley advised Hostess Brands management of this inquiry. Following discussion with its advisors, the Transaction Committee determined that a stock-for-stock combination with Party E, a company with a balance sheet closer in size to, but smaller than, Hostess Brands’, and thus significantly smaller than Parties A and B, and Smucker, was not as potentially advantageous to Hostess Brands’ stockholders as the other proposed transactions. Given that and the fact that active discussions were ongoing with Party A and Smucker, and Party B was still evaluating a potential proposal, the Transaction Committee determined to not engage with Party E at that time.

On August 23, 2023, representatives of Hostess Brands management and Morgan Stanley had further diligence calls with Party A, and a diligence call with Party B.

On August 24, 2023, representatives of Hostess Brands management and Morgan Stanley met with representatives of Smucker and RBCCM in Chicago, Illinois at which meeting the information included in the Hostess Brands Information Pack as well as additional information with respect to the potential synergies from a Hostess Brands-Smucker combination were discussed in detail.

Also on August 24, 2023 and on August 25, 2023, representatives of Hostess Brands management and Morgan Stanley had further diligence calls with representatives of Party B.

Also on August 24, 2023, Party A Counsel provided a revised draft of the Party A Merger Agreement to Morgan Lewis.

From August 25, 2023 to August 28, 2023, representatives of Morgan Stanley and Hostess Brands management had a series of calls with, and Hostess Brands provided nonpublic information to, Smucker and RBCCM regarding Hostess Brands.

On August 25, 2023, a representative of Reuters contacted representatives of Morgan Stanley and advised them that Reuters intended to publish an article stating that Hostess Brands was in discussions with various potential strategic acquirers. Morgan Stanley declined to comment. Following that call, representatives of Morgan Stanley and Morgan Lewis and Hostess Brands management held a call to discuss the impending Reuters article. Subsequent to that call a representative of Reuters also contacted Hostess Brands prior to publishing its article and Hostess Brands declined to comment. Hostess Brands management informed the Board of the contact from Reuters and the upcoming article. Later that day Reuters published an article stating that Hostess Brands was exploring a sale after fielding interest from major snack food makers. Morgan Stanley advised the other parties in discussions with Hostess Brands that Hostess Brands was not the source of the leak.

Also on August 25, 2023, and again on August 27, 2023, representatives of Morgan Lewis and Party A Counsel had calls to discuss the Party A Merger Agreement and the structure of the proposed transaction between Hostess Brands and Party A.

Also on August 25, 2023, in accordance with the Transaction Committee’s instructions, Hostess Brands provided representatives of Smucker with access to Hostess Brands’ virtual data room containing limited business and financial due diligence information.

On August 28, 2023, following the publication of the Reuters article, Morgan Stanley received a preliminary inquiry from a well-capitalized, packaged food company that we refer to as Party F. Representatives of Morgan Stanley advised Hostess Brands management of this inquiry. After consultation with the Transaction Committee, it was determined that Hostess Brands would preliminarily engage with Party F and on August 29, 2023, representatives of Morgan Stanley on behalf of Hostess Brands provided Party F with a draft confidentiality agreement comparable to that provided to the other potential bidders.

From and after August 28, 2023, following the publication of the Reuters article, Morgan Stanley received preliminary inquiries from several non-publicly traded private equity firms expressing a general interest in engaging with Hostess Brands. Morgan Stanley had discussed with the Transaction Committee throughout the process its view that a transaction with a private equity firm was unlikely to be as attractive from a financial perspective to Hostess Brands’ stockholders as one with a strategic buyer, and that a private equity firm might face certain challenges raising financing in the capital market. Given that and the fact that active discussions were ongoing with Party A and Smucker, that Party B was still evaluating a potential proposal, and that Hostess Brands was prepared to engage with Party F, the Transaction Committee determined to not engage with such private equity firms.

Also on August 28, 2023, representatives of Hostess Brands management and Morgan Stanley had further diligence calls with representatives of Party A and a diligence call with representatives of Smucker.

Also on August 28, 2023, Party A provided first drafts of its financing commitment papers to representatives of Morgan Lewis and Morgan Stanley.

On August 29, 2023, representatives of Morgan Lewis and Party A Counsel had a call to discuss antitrust aspects of a potential combination between Hostess Brands and Party A and later in the day, representatives of Morgan Lewis had a call with representatives of Wachtell Lipton to discuss antitrust aspects of a potential combination between Hostess Brands and Smucker. Representatives of Morgan Lewis discussed with each of Party A and Smucker the importance to Hostess Brands of an 18-month period before the contractual “drop dead” date to allow for any delays that might arise from inquiries of antitrust regulators and thus increase certainty of the closing of any transaction.

On August 29, 2023, through September 1, 2023, representatives of Hostess Brands management and Morgan Stanley had further diligence calls with representatives of Party A, and on August 30, 2023, representatives of Party A toured Hostess Brands’ Indianapolis, Indiana facility.

On August 30, 2023, representatives of Morgan Lewis and Morgan Stanley, including representatives of Morgan Stanley’s debt capital markets practice, discussed the draft financing commitments provided by Party A, and in particular, any potential added cost to Party A of obtaining a commitment for 18 months rather than 12 months. Representatives of Morgan Stanley’s debt capital markets practice advised that in their experience, the incremental cost of an 18-month commitment compared to a 12-month commitment, while difficult to quantify, would not likely be material to a transaction with Hostess Brands.

On August 30, 2023, Smucker provided Hostess Brands a confidential, non-binding proposal (“Smucker August 30 Proposal”) to acquire all of the outstanding shares of Hostess Brands in a cash transaction for $32.00 to $33.00 per share, which represented a premium of approximately 44.3% – 48.8% to the closing price of $22.18 on August 24, 2023, the last trading day before press reports of a potential transaction. Smucker’s proposal was not subject to any financing contingency, and was accompanied by a letter from RBCCM confirming to Smucker that RBCCM was highly confident that it would be able to arrange the necessary debt financing for an acquisition of Hostess Brands.

On August 31, 2023, the Transaction Committee held its regular weekly meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, the Transaction Committee discussed the status of discussions with Party A, Smucker and the other parties who had received diligence information, including in particular the Smucker August 30 Proposal and the status of negotiation of the Party A Merger Agreement. Representatives of Morgan Lewis discussed the terms the Party A Merger Agreement draft, including the 12-month “drop dead” date compared to an 18-month “drop dead” date and other provisions intended to increase closing certainty, such as the available remedies in the event of a breach by Party A. Representatives of Morgan Stanley and Morgan Lewis advised the Transaction Committee that Party A’s financing commitment drafts were consistent with market practice, subject to resolution of the 12-month compared to 18-month commitment term, which such advisors did not believe would materially increase Party A’s costs. Representatives of Morgan Stanley advised the Transaction Committee that the immediate next step was for Morgan Lewis to provide Party A with a revised draft Party A Merger Agreement, along with an initial draft of the disclosure schedules, and to concurrently provide Smucker and Wachtell Lipton with an initial draft of the Merger Agreement that was substantially the same as the draft to be provided to Party A, along with draft disclosure schedules. That would enable both parties to remain on substantially similar footing during the course of any final negotiations, demonstrate that Hostess Brands was in fact in ongoing negotiations with multiple parties and facilitate efficient progress with both parties as negotiations continued to accelerate. The Transaction Committee concurred with this approach.

On August 31, 2023, representatives of Morgan Stanley spoke with representatives of RBCCM and informed them that Hostess Brands was prepared to continue to engage with Smucker.

Also on August 31, 2023, in accordance with the Transaction Committee’s instructions, Hostess Brands provided representatives of Smucker with additional access to Hostess Brands’ virtual data room containing limited business and financial due diligence information.

Later on August 31, 2023, representatives of Morgan Lewis had a call with representatives of Party A Counsel to highlight what they considered to be the remaining open points that would be reflected in the revised draft Party A Merger Agreement to be circulated the next day. These included the 18-month compared to 12-month “drop dead” date, the procedures respecting the payout of the Tax Receivable Agreement, the available remedies upon a Party A breach, the amount of the termination fee and the scope of certain representations and covenants.

On September 1, 2023, Party F provided comments to the draft confidentiality agreement to Morgan Stanley, who shared it with representatives of Morgan Lewis and Hostess Brands management. After discussion with Hostess Brands management, representatives of Morgan Lewis provided a revised draft to representatives of Party F on September 4, 2023. Later that day, Party F signed a confidentiality agreement with Hostess Brands (the “Party F NDA”), with substantially the same terms, including standstill and fallaway provisions, as the Party A NDA, the Party B NDA, the Party C NDA and the Smucker NDA. Following the execution of the Party F NDA, Morgan Stanley on behalf of Hostess Brands provided representatives of Party F with the Hostess Brands Information Pack.

On September 1, 2023, in accordance with the instructions of the Transaction Committee, representatives of Morgan Stanley on behalf of Hostess Brands under the Smucker NDA authorized Smucker to contact BofA Securities (“BofA”) and Royal Bank of Canada (“RBC”) with respect to financing the potential acquisition.

On September 1, 2023, representatives of Morgan Lewis provided to Party A Counsel a revised draft of the Party A Merger Agreement, along with an initial draft of the disclosure schedules.

On September 2, 2023, representatives of Party A Counsel contacted Morgan Lewis to schedule calls over the weekend to discuss the draft with a view to resolve all open issues, and to discuss various questions regarding the disclosure schedules. Following that, representatives of Morgan Lewis conveyed to Morgan Stanley and Hostess Brands management that it appeared based on the call from Party A Counsel that Party A was pushing to be in a position to call for a signing and announcement early in the week of September 10, 2023.

On September 2, 2023, Morgan Lewis provided to Wachtell Lipton an initial draft of the Merger Agreement, along with an initial draft of the disclosure schedules, that were substantially identical to the drafts provided to Party A Counsel on September 1, 2023.

On September 3, 2023, representatives of Morgan Stanley spoke with representatives of RBCCM to inform them of the possibility that Hostess Brands would receive a final proposal and enter into definitive agreements within one week, and that Smucker should accelerate its efforts to remain competitive.

On September 4, 2023, Mr. Callahan and Mr. Smucker had a call to discuss the status of the discussions.

Also on September 4, 2023, representatives of Morgan Lewis and Party A Counsel held a series of calls to discuss the draft Party A Merger Agreement and disclosure schedules. Calls included discussions among attorneys at the respective firms specializing in employee benefits, tax, intellectual property, antitrust and other areas of law. On the afternoon of September 4, 2023, Party A Counsel provided Morgan Lewis with a revised draft Party A Merger Agreement.

On September 5 and 6, 2023, representatives of Smucker toured Hostess Brands’ Emporia, Kansas, Edgerton, Kansas, Arkadelphia, Arkansas, and Columbus, Georgia facilities.

On September 5, 2023, representatives of Morgan Lewis and Hostess Brands management discussed the draft Party A Merger Agreement and following that representatives of Morgan Lewis had a call to discuss the draft with representatives of Party A Counsel. Later on September 5, 2023, Party A Counsel provided Morgan Lewis with comments to the disclosure schedules.

On September 6, 2023, Wachtell Lipton provided Morgan Lewis with a revised draft Merger Agreement, and later that day, with comments to the disclosure schedules.

Also on September 6, 2023, representatives of Party A Counsel and another firm advising Party A specifically on tax matters had a call with representatives of Morgan Lewis and Hostess Brands management to discuss the Tax Receivable Agreement.

Also on September 6, 2023, Morgan Lewis provided a revised draft of the Party A Merger Agreement to Party A Counsel.

On September 6 and 7, 2023, representatives of Hostess Brands management and Morgan Stanley and representatives of Smucker had a series of diligence calls.

On September 7, 2023, the Transaction Committee held its regular weekly meeting, at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. O’Leary and Mr. Leonard) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, representatives of Morgan Lewis reviewed with the Transaction Committee the relative status of the contract negotiations with Party A and Smucker, and discussed the respective terms of the contract drafts. Representatives of Morgan Lewis reported that good progress had been made with each of Party A and Smucker and discussions continued. The Transaction Committee also inquired of Hostess Brands management regarding the state of business diligence review by each of Party A and Smucker, and Hostess Brands management reported that each was essentially completed subject to one further call with Smucker that was occurring concurrently. Representatives of Morgan Stanley updated the Transaction

Committee on the status of discussions with each active party: Smucker had undertaken to provide a final bid, with a price per share rather than a range, by the end of September 8, 2023, and expected to simultaneously submit draft financing commitments; it was unknown whether Party A would increase its proposal from the $33.00 per share reflected in the August 14 Letter; Party B was still considering a proposal but was still going through its internal process, and also had expressed some reservations since the August 17, 2023, meeting in Chicago, Illinois; and Party F had received the Hostess Brands Information Pack, but had advised representatives of Morgan Stanley that it did not consider a transaction with Hostess Brands a strategic imperative.

Also on September 7, 2023, members of Hostess Brands management had the call with representatives of Smucker discussed in the Transaction Committee meeting, which completed Smucker’s business diligence.

Also on September 7, 2023, representatives of Morgan Lewis and Party A Counsel held a series of calls to discuss the draft Party A Merger Agreement and disclosure schedules.

Also on September 7, 2023, representatives of Morgan Lewis and Wachtell Lipton held a series of calls to discuss the draft Merger Agreement and disclosure schedules.

Also on September 7, 2023, representatives of Morgan Stanley had a call with representatives of Party A Banker to discuss the status of the transaction.

Later in the evening of September 7, 2023, Party A provided Hostess Brands with a “Revised Non-Binding Offer to Acquire Hostess Brands, Inc.” (the “September 7 Letter”) that re-confirmed Party A’s proposal to acquire Hostess Brands for $33.00 per share in cash (with no reduction for the payment due under the Tax Receivable Agreement, now assumed by Party A to be $0.63 per share based on information provided to Party A by Hostess Brands, and stated that this represented Party A’s “Final Proposal.” In the September 7 Letter, Party A stated its expectation that the parties’ respective counsel would work together to finalize the Party A Merger Agreement with 24 hours, that Party A stood ready to announce a transaction on the morning of September 12, 2023, and that if Party A did not hear back from Hostess Brands agreeing to move forward on the basis of such Final Proposal by 11:59 P.M. Central Time on September 10, 2023, Party A would terminate discussions.

On September 8, 2023, Party A Counsel provided a revised Party A Merger Agreement and revised financing commitment drafts to Morgan Lewis.

Also on September 8, 2023, representatives of Morgan Lewis and Party A Counsel held a series of calls to discuss the draft Party A Merger Agreement and disclosure schedules.

Late in the evening of September 8, 2023, RBCCM on behalf of Smucker provided to Morgan Stanley on behalf of Hostess Brands, a revised, confidential non-binding written proposal from Smucker (“Smucker September 8 Proposal”), along with a revised draft of the Merger Agreement and drafts of financing commitments from BofA and RBC (the “Commitment Letter”). Morgan Stanley forwarded the documents to Morgan Lewis and Hostess Brands management. The Smucker September 8 Proposal was to acquire all of the outstanding shares of Hostess Brands in a cash and stock transaction consisting of $27.00 in cash and 0.04591 Smucker Common Shares per share of Hostess Brands Common Stock. The Smucker September 8 Proposal noted that the Smucker Common Shares had a value of $6.50 per share of Hostess Brands Common Stock based on the closing price of Smucker Common Shares of $141.58 on September 8, 2023. At that value, Smucker’s proposal offered a value of $33.50 per share of Hostess Brands Common Stock.

On the morning of September 9, 2023, in advance of a Transaction Committee meeting, representatives of Morgan Stanley and Morgan Lewis had a call with Hostess Brands management to discuss the status of discussions with Party A and Smucker and the terms of the Smucker September 8 Proposal.

At 11:30 A.M. Eastern Time on September 9, 2023, the Transaction Committee had a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and

representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, the Transaction Committee discussed the status of discussions with Party A and Smucker and the terms of the Smucker September 8 Proposal, including the financing commitments. Representatives of Morgan Lewis advised the Transaction Committee that the material terms of the Party A Merger Agreement were negotiated—Party A having conceded the open points that were of concern, including agreeing to an 18-month period before the “drop dead” date and allowing Hostess Brands’ requested remedies in the event of a Party A breach. Representatives of Morgan Lewis also advised the Transaction Committee that the Merger Agreement with Smucker was not as far along, especially given the inclusion of stock consideration, but that no material open points were anticipated and that the agreement could be finalized over the weekend. Next, the Transaction Committee discussed the inclusion of the Stock Consideration in Smucker’s September 8 Proposal. Representatives of Morgan Stanley provided the Transaction Committee with its view that the relatively small amount of Smucker Common Shares included in the consideration would be expected to be generally liquid given Smucker’s market capitalization and trading volumes, and Morgan Stanley’s views on Smucker’s current and historical stock price and trading volume. After discussion, the Transaction Committee advised Hostess Brands management and the advisors to continue to work to finalize each agreement and instructed Morgan Stanley to contact RBCCM to request an increase in the overall value of Smucker’s offer to $35.00 per share, consisting of $30.00 in cash and $5.00 in Smucker Common Shares to be determined with reference to trading values prior to closing and not fixed. The Transaction Committee instructed Morgan Stanley to advise RBCCM that if Smucker made those changes, based on the current circumstances, it would be in position to recommend that the Board accept Smucker’s proposal.

Later that day, representatives of Morgan Stanley called representatives of RBCCM to convey the Transaction Committee’s message.

Throughout September 9, 2023, representatives of Morgan Lewis had calls and shared proposed contract revisions with representatives of Party A Counsel and Wachtell Lipton.

In the afternoon of September 9, 2023, representatives of Morgan Stanley called a representative of Party B and conveyed that Hostess Brands was close to finalizing a definitive agreement with another party. The representative of Party B informed Morgan Stanley that Party B was continuing its internal review.

In the afternoon of September 9, 2023, on behalf of Smucker, representatives of RBCCM called representatives of Morgan Stanley to convey Smucker’s revised proposal to offer a value per share of Hostess Brands Common Stock of $34.00 per share, consisting of $29.00 in cash and Smucker Common Shares with a value of $5.00 per share of Hostess Brands Common Stock based on the closing price of Smucker Common Shares of $141.58 on September 8, 2023. At 4:30 P.M. Eastern Time on September 9, 2023, the Transaction Committee had a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, representatives of Morgan Stanley reported to the Transaction Committee on Smucker’s revised proposal, as well as the outreach to Party B. In addition, representatives of Morgan Lewis reported to the Transaction Committee that significant progress had been made on both sets of agreements and disclosure schedules such that either could be signed Sunday evening and announced pre-market Monday if the Board approved a transaction. After discussion, the Transaction Committee instructed Morgan Stanley to contact Smucker to discuss the overall offer and the floating versus fixed exchange ratio on the stock component.

Later that day, on behalf of Smucker, representatives of RBCCM called representatives of Morgan Stanley to convey Smucker’s revised proposal to offer a value of Hostess Brands Common Stock of $34.00 per share, consisting of $30.00 in cash and Smucker Common Shares with a value of $4.00 to be determined with reference to trading prices in the ten-trading day period immediately prior to the third trading day prior to closing, but subject to a 5% collar.

At 9:30 P.M. Eastern Time on September 9, 2023, the Transaction Committee had a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and

representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, representatives of Morgan Stanley reviewed the status of the discussions with Party A and Smucker and various scenarios were discussed. After discussion, the Transaction Committee instructed Morgan Stanley to contact Party A and convey that there had been a development such that the terms of Party A’s September 7 Letter did not represent the highest value on offer, but that if Party A would increase its proposal to $34.00 per share in cash, the Transaction Committee would be in position to recommend that the Board accept Party A’s proposal when the Board met on Sunday morning, September 10, 2023. The Transaction Committee also instructed Morgan Stanley to contact Smucker and convey that it had received and considered its offer, that the Board would be meeting Sunday morning and that any improvements would enhance Smucker’s chances.

Later that evening, in accordance with the Transaction Committee’s instructions, representatives of Morgan Stanley separately called representatives of Party A Banker and RBCCM and conveyed the Transaction Committee’s position, and informed them that the Board was meeting Sunday morning at 11:00 A.M. Eastern Time to consider available offers.

On the call with Party A Banker, representatives of Morgan Stanley advised that Hostess Brands had received a higher value offer from a party that was prepared to sign a definitive agreement Sunday evening to be announced Monday morning, and that in order to be remain in the process Party A would have to raise its offer and convey that to Morgan Stanley by 10:00 A.M. Sunday in advance of the Board meeting.

On the call with RBCCM, representatives of Morgan Stanley advised that any improved offer should be conveyed by 10:00 A.M. Eastern Time on Sunday.

On September 10, 2023, at 10:00 A.M. Eastern Time, on behalf of Smucker, representatives of RBCCM called representatives of Morgan Stanley to convey a change to Smucker’s proposal to an offer consisting of $30.00 in cash and 0.03002 fixed Smucker Common Shares per share of Hostess Brands Common Stock. After the call, this revised offer was confirmed by a revised, confidential non-binding written proposal (“Smucker September 10 Proposal”). Based on the closing price of Smucker Common Shares of $141.58 on September 8, 2023, the Smucker September 10 Proposal represented a value of $34.25 per share of Hostess Brands Common Stock. Revised financing Commitment Letter to match the revised proposals also were provided during the day.

Following this call, representatives of Morgan Stanley had a call with Hostess Brands management and representatives of Morgan Lewis and updated them.

Also in the morning of September 10, 2023, Mr. Smucker called Mr. Callahan. Mr. Smucker expressed his appreciation that Hostess Brands had allowed Smucker to participate in the process and conveyed that Smucker’s current offer was its best and final offer. He also conveyed that Smucker was prepared to finalize and execute the definitive transaction documents that day if the offer was accepted.

At 10:30 A.M. Eastern Time on September 10, 2023, the Transaction Committee had a meeting at which members of Hostess Brands management (Mr. Callahan, Ms. Sebree, Mr. Leonard, Mr. O’Leary and Mr. Blankenhorn) and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, representatives of Morgan Stanley reported to the Transaction Committee Smucker’s updated proposal, and noted that they had not yet heard back from Party A Banker despite having asked for a reply at 10:00 A.M. Eastern Time and conveying Hostess Brands was close to accepting a competing offer. Mr. Callahan reported his call with Mr. Smucker.

At 11:00 A.M. Eastern Time on September 10, 2023, the Board had a meeting at which members of Hostess Brands management and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, the Transaction Committee, representatives of Morgan Stanley and Morgan Lewis and members of Hostess Brands management updated the Board as to the status of discussions with Party A and Smucker. Representatives of Morgan Stanley summarized Smucker’s proposal as conveyed earlier that morning and Party A’s proposal as set out in the September 7 Letter as well as the request communicated to Party A the previous evening to move up to $34.00 per share. Representatives of Morgan Stanley also presented a presentation summarizing various metrics and valuation assessments of both proposals. The Board discussed the value of an all-cash transaction compared to a mixed stock and cash transaction, and representatives of Morgan Stanley noted that Smucker Common Shares included in the consideration would be expected to be generally liquid given Smucker’s market capitalization and trading volumes. They also noted that the value of Smucker Common Shares would have to decline significantly in order for the overall consideration to be less than the $33.00 per share offered by Party A. The representatives of Morgan Stanley also noted that they had not heard back from Party A Banker despite having asked for a reply by 10:00 A.M. Mr. Callahan reported on his call with Mr. Smucker. Representatives of Morgan Lewis summarized the material terms of both sets of agreements, and reported that such agreements and the accompanying disclosure schedules were substantially completed and either could be signed Sunday evening and announced pre-market Monday if the Board approved a transaction. After discussion, the Board deferred any decision and agreed to meet again at 5:00 P.M. Eastern Time.

Throughout September 10, 2023, representatives of Morgan Lewis had calls and shared proposed contract revisions with representatives of Party A Counsel and Wachtell Lipton to finalize the agreements and disclosure schedules.

In the afternoon of September 10, 2023, Hostess Brands management had a due diligence call with representatives of Smucker’s finance and legal teams to discuss Smucker’s current business and outlook.

In the early afternoon and again later in the day, a representative of Party A Banker called a representative of Morgan Stanley to convey that Party A was considering an increased offer but Party A Banker was not authorized to make any new offer, and no new offer was conveyed in those calls.

At 3:30 P.M. Eastern Time on September 10, 2023, the Transaction Committee had a meeting at which Mr. Callahan, and representatives of Morgan Stanley and Morgan Lewis also participated. At the meeting, representatives of Morgan Stanley reported that Party A had not made a new offer despite clear guidance having been delivered to it. Representatives of Morgan Stanley also informed the Transaction Committee that Party A Banker had given some indications that Party A was considering a new offer but that Party A was still analyzing if it could increase its offer price. The Transaction Committee noted that it was uncertain where Party A stood. Representatives of Morgan Stanley also updated members of the Transaction Committee on Smucker’s readiness to transact and expectation that it would receive a prompt update on the result of the previously discussed Board meeting. Mr. Callahan reported on his call with Mr. Smucker. The Transaction Committee also discussed with its advisors the impact of further delays on the offer from Smucker. The members of the Transaction Committee then determined to recommend that the Board approve the Merger Agreement with Smucker.

At 5:00 P.M. Eastern Time on September 10, 2023, the Board had a meeting. Members of Hostess Brands management and representatives of Morgan Stanley and Morgan Lewis also participated. Representatives of Morgan Stanley conveyed that there had been no changes to the offers from Party A and Smucker since the morning and gave a general update on status. Mr. Callahan reported on his call with Mr. Smucker. Representatives of Morgan Lewis reviewed the material terms of the Merger Agreement with Smucker, and reported that it was complete and ready for execution, and also outlined for the Board the fiduciary duties of directors when approving a sale of a company. Transaction Committee Chair Laurence Bodner on behalf of the Transaction Committee advised the Board that the Transaction Committee was recommending the Board approve the Merger Agreement with Smucker. At the Board’s request, Morgan Stanley reviewed its financial analysis of the Transaction Consideration of (i) $30.00 cash consideration and (ii) 0.03002 of a Smucker Common Share per share of Hostess Brands Common Stock with the Board and rendered an oral opinion, confirmed by delivery of a written opinion dated September 10, 2023, to the Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Transaction Consideration to be received by the holders of shares of Hostess Brands Common Stock (other than the Excluded Shares (as defined in the written opinion)) in the Offer and the Merger, taken together as an integrated transaction, by such holders pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Then, upon a motion duly made, the Board unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, were advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, were fair to and in the best interests of the stockholders of Hostess Brands, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, (iv) taken all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in the charter of Hostess Brands will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, (v) resolved, upon and subject to the terms and conditions therein, to recommend that Hostess Brands stockholders accept the Offer and tender their shares of Hostess Brands Common Stock, (vi) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Hostess Brands of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, and (vii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL. Following that, the meeting adjourned.

Following the Board meeting, representatives of Morgan Stanley called RBCCM to convey the Board’s decision, and Mr. Callahan called Mr. Smucker to convey the same, and later that evening the Merger Agreement was executed on behalf of Hostess Brands by Mr. Callahan and on behalf of Smucker by Tucker H. Marshall, Smucker’s Chief Financial Officer. In addition, Smucker provided Hostess Brands with a copy of the executed Commitment Letter.

Hostess Brands and Smucker announced the signed agreement by press releases on Monday, September 11, 2023, pre-market opening.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board and the Transaction Committee consulted with Hostess Brands management, as well as Morgan Stanley, its financial advisor, and Morgan Lewis, Hostess Brands’ outside legal counsel. In the course of the Board reaching its determination that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are advisable, and to recommend that holders of Hostess Brands Common Stock accept the Offer and tender their shares of Hostess Brands Common Stock in the Offer, the Board and the Transaction Committee reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that Hostess Brands’ stockholders tender their shares of Hostess Brands Common Stock in response to the Offer:

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Premium to Market Price. The Board considered the fact that the per share Transaction Consideration of $30.00 in cash and 0.03002 of a Smucker Common Share would provide Hostess Brands’ stockholders with a significant premium over the market prices at which the shares of Hostess Brands Common Stock had been trading, including representing (based on the $141.58 closing price of Smucker Common Shares on September 8, 2023, the last trading day before the date of the Merger Agreement) a premium of (i) approximately 21.8% over the closing price of the Hostess Brands Common Stock of $28.11 per share on September 8, 2023, the last trading day before public announcement of the Merger Agreement, (ii) approximately 54.4% over the closing price of the Hostess Brands Common Stock of $22.18 per share on August 24, 2023, the last trading date prior to the date of public news articles reporting that Hostess Brands was exploring a potential sale, and

(iii) approximately 45.8% over the volume weighted average trading price of $23.48 per share during the prior 30-trading day period through August 24, 2023.

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Certainty of Value and Liquidity; Potential Participation in Growth. The Board considered the form of the consideration payable to Hostess Brands’ stockholders. Based on the $141.58 market value of Smucker Common Shares on September 8, 2023, the last trading day before the date of the Merger Agreement, the Cash Consideration represented approximately 87.6%, and the Stock Consideration represented approximately 12.4% of the aggregate Transaction Consideration. The Cash Consideration of $30.00 per share will offer stockholders certainty as to value and liquidity. The Stock Consideration will offer stockholders who choose to sell their Smucker Common Shares the ability to attain additional liquidity following receipt of the Transaction Consideration. In this regard, the Board considered with its advisers the extent to which the aggregate Stock Consideration will constitute a liquid asset, representing approximately 4% of the outstanding Smucker Common Shares, and approximately 4.6 days of Smucker Common Shares trading volume based on the average daily trading volume during the 30-trading day period prior to the date of the Merger Agreement.

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Hostess Brands’ Operating and Financial Condition; Prospects of Hostess Brands. The Board considered the current and historical financial condition, results of operations, competitive position, business and prospects of Hostess Brands, as well as Hostess Brands’ business plan and prospects and value if it were to remain a standalone independent company and the potential impact on the trading price of the Hostess Brands Common Stock. The Board discussed the risks associated with achieving and executing upon its current business plan, such as those related to: (i) maintaining, extending and expanding Hostess Brands’ reputation and brand image; (ii) leveraging Hostess Brands’ brand value to compete against lower-priced alternative brands; (iii) the ability to pass cost increases on to customers; (iv) correctly predicting, identifying and interpreting changes in consumer preferences and demand and offering new products to meet those changes; (v) operating in a highly competitive industry; (vi) the ability to maintain or add additional shelf or retail space for Hostess Brands’ products; (vii) the ability to identify or complete strategic acquisitions, alliances, divestitures or joint ventures; and (viii) other risks.

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Strategic Alternatives. The Board considered the possible alternatives to the acquisition of Hostess Brands by Smucker (including the possibility of continuing to operate Hostess Brands as a standalone independent public company and the likelihood that any other parties would consider making an offer to acquire Hostess Brands), the range of potential benefits to Hostess Brands’ stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution, as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives.

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Highest Value Reasonably Obtainable. The Board believed that the Transaction Consideration of $30.00 in cash and 0.03002 of a Smucker Common Share, which based on the $141.58 closing price of Smucker Common Shares on September 8, 2023, the last trading day before the date of the Merger Agreement, represented in the aggregate $34.25 per share of Hostess Brands Common Stock, represented the highest value reasonably obtainable for the shares. The Board considered the fact that Hostess Brands, or Morgan Stanley on behalf of Hostess Brands, had some level of discussions with six potential acquirors of Hostess Brands other than Smucker, Hostess Brands had entered into confidentiality agreements, shared nonpublic information and engaged in discussions with four of such other potential acquirors, including very detailed contract and price negotiations with one of such potential acquirors. The Board believed based on its negotiations with Smucker, which included increases in both the overall value and the cash component of the Transaction Consideration offered by Smucker in the days immediately prior to the Merger Agreement, that the consideration offered by Smucker was the highest price per share that Smucker was willing to pay. The Board also believed, based on the results of the process through which it held discussions with other potential acquirors of Hostess Brands and through interest generated by news reports regarding the potential sale of Hostess Brands published on August 25, 2023, that it was unlikely that any other potential acquiror would be willing and able to offer consideration for Hostess Brands with higher value than the Transaction

Consideration. In addition, the Board considered Hostess Brands’ ability in the circumstances described below to respond to Alternative Proposals.

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Full and Fair Value. The Board believed that the Transaction Consideration of $30.00 in cash and 0.03002 of a Smucker Common Share represented a full and fair value for the shares of Hostess Brands Common Stock, taking into account the Board’s familiarity with Hostess Brands’ current and historical financial condition, results of operations, business, competitive position and prospects, as well as Hostess Brands’ existing business plan and potential long-term value achievable under the plan in light of the potential risks associated with the successful execution of Hostess Brands’ existing business plan.

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Opinion of Hostess Brands’ Financial Advisor. The Board considered the oral opinion of Morgan Stanley delivered to the Board on September 10, 2023, which was confirmed by delivery of a written opinion dated September 10, 2023, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in preparing the opinion, the Transaction Consideration of $30.00 in cash and 0.03002 of a Smucker Common Share per share to be received by the holders of Hostess Brands Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, and Morgan Stanley’s related financial analyses presented to the Board in connection with the delivery of its oral opinion, in each case as more fully described below under the heading “—Opinion of the Financial Advisor to the Board” of this Schedule 14D-9. The full text of the written opinion of Morgan Stanley, dated September 10, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in rendering the opinion, is attached as Annex A to this Schedule 14D-9. Hostess Brands urges stockholders to read the full text of Morgan Stanley’s written opinion and the discussion of the opinion and Morgan Stanley’s analyses below under the heading “—Opinion of the Financial Advisor to the Board.”

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Negotiation of the Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated at arms’ length between Hostess Brands and Smucker with the assistance of their respective legal and financial advisors.

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Terms of the Merger Agreement. For the reasons noted below, the Board believed that the provisions of the Merger Agreement included terms favorable to Hostess Brands and its stockholders. In particular:

o

No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to any financing condition. The Board also considered that Smucker had obtained committed debt financing for the Transactions and that such committed financing, together with its cash on hand, would be sufficient to pay the cash amounts required to be paid in connection with the Merger Agreement;

o

Exchange Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure as an exchange offer for the shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow the stockholders to receive the Transaction Consideration for their shares of Hostess Brands Common Stock in a relatively short time frame, followed by a second-step merger under Section 251(h) of the DGCL, in which stockholders who do not tender their shares of Hostess Brands Common Stock in the Offer will receive the same Transaction Consideration (subject to such stockholders’ appraisal rights under the DGCL). Because the second-step merger will be conducted under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger;

o

Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must (and Smucker must cause Purchaser to) extend the Offer for one or more periods of up to ten business days until the outside date provided in the Merger Agreement of September 10, 2024 (which, as provided in the Merger Agreement, may be extended to March 10, 2025), if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Smucker or Purchaser); provided, that if only the Minimum Condition is outstanding, then there shall not be more than three such extensions;

o

Ability to Respond to Certain Unsolicited Alternative Proposals. The Board considered that while Hostess Brands is prohibited from soliciting any Alternative Proposal (as defined in the Merger Agreement) or, except under certain circumstances, participating in any discussions regarding an Alternative Proposal, the Merger Agreement does permit Hostess Brands, subject to compliance with certain procedural requirements, to (i) furnish information with respect to it and its subsidiaries to a person making an unsolicited Alternative Proposal and (ii) participate in discussions and negotiations with the person making such unsolicited Alternative Proposal regarding the Alternative Proposal;

o

Change in Recommendation/Termination Right. The Board considered the ability of the Board in certain circumstances to withdraw, qualify, modify or amend its recommendation that the holders of shares of Hostess Brands Common Stock accept the Offer and exchange their shares, including in connection with a Superior Proposal (as defined in the Merger Agreement), and Hostess Brands’ right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (subject to payment of the termination fee of $175 million);

o

Conditions to the Consummation of the Offer and Merger; Likelihood of Consummation. The Board considered the reasonable likelihood of the consummation of the Transactions in light of the limited and customary conditions in the Merger Agreement to Purchaser’s obligations to accept for payment and pay for the shares of Hostess Brands Common Stock tendered pursuant to the Offer, as well as Hostess Brands’ ability to seek specific performance to prevent certain breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Smucker’s and Purchaser’s obligations to effect the closing of the Offer and the Merger, respectively, have been satisfied or waived, and Hostess Brands’ ability to seek damages upon a breach of the Merger Agreement by Smucker or Purchaser including damages for the benefit of the Transactions lost by Hostess Brands’ stockholders as a result thereof;

o

Outside Date. The Board considered that the termination provisions of the Merger Agreement provide, subject to the other termination rights set forth in the Merger Agreement, for up to 12 months to September 10, 2024 (which as provided in the Merger Agreement may be extended to March 10, 2025), before Smucker (or Hostess Brands) has the right to terminate the agreement absent certain other circumstances outlined in the Merger Agreement; and

o

Termination Fee. The Board was of the view that the $175.0 million termination fee (representing 3.75% of the equity value of Hostess Brands based on the $34.25 Transaction Consideration value as of the date of the Merger Agreement), payable by Hostess Brands to Smucker if the Merger Agreement is terminated for certain reasons specified in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable and would not be likely to deter competing bids.

•

Appraisal Rights. The Board discussed the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Hostess Brands Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger, if applicable, and who otherwise comply with all the required procedures under Delaware law.

•

Business Reputation of Smucker. The Board considered the business reputation and capabilities of Smucker and its management and the substantial financial resources of Smucker and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Smucker and Purchaser could be completed relatively quickly and in an orderly manner.

The Board also considered a variety of material uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Transactions, including, but not limited to, the following:

•

Impact of Announcement on Hostess Brands. The Board considered the effect of a public announcement of the Transactions on Hostess Brands’ operations, stock price and employees, including effects on Hostess Brands relationship with its partners and other business relationships and Hostess Brands’ ability to attract and retain key management and personnel while the Transactions are pending.

•

Value of Stock Consideration. The Board considered that the value of the Stock Consideration to be received by Hostess Brands stockholders in the Offer and the Merger will be determined by the market price at the time of receipt (and subsequent sale of such shares by a stockholder) and that the market price of Smucker Common Shares could vary significantly as a result of a number of factors.

•

Taxable Consideration. The Board considered that the receipt of a combination of cash and Smucker Common Shares by Hostess Brands’ stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•

Limited Stockholder Participation in Future Growth or Earnings. The Board considered the fact that because the Cash Consideration, which based on the market value of the Smucker Common Shares on the last trading day before the date of the Merger Agreement, represented approximately 87.6% of the Transaction Consideration, the Transaction Consideration will offer Hostess Brands stockholders only a limited ability to participate in Hostess Brands’ potential future earnings and growth or benefit from any future increase in its value following the consummation of the Transactions, including the Offer and the Merger.

•

Regulatory Approvals. The Board considered the risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals, in the United States and Canada, and the fact that the obligation of Purchaser to accept for payment and pay for shares of Hostess Brands Common Stock tendered pursuant to the Offer is subject to certain conditions, requiring, among other things, that there be no legal proceeding by any governmental body, instituted or pending, challenging or seeking to prohibit the Offer or the Merger.

•

Uncertainty of Transaction Completion; Consequences of Failure to Close. The Board considered the fact that while Hostess Brands expects that the Transactions will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. If the Transactions are not consummated, the trading price of the shares of Hostess Brands Common Stock could be adversely affected, Hostess Brands will have incurred significant transaction and opportunity costs attempting to consummate the Transactions, Hostess Brands may have lost business partners and employees after the announcement of the Merger Agreement and the Transactions, Hostess Brands’ business may be subject to disruption, and the market’s perceptions of Hostess Brands’ prospects could be adversely affected.

•

No Solicitation. The Merger Agreement precludes Hostess Brands from soliciting alternative acquisition proposals. However, based upon the fact that Hostess Brands engaged in the process described above, the Board believed that the Offer and the Merger were the best transactions reasonably likely to be available to Hostess Brands.

•

Termination Fee. The Board considered that the Merger Agreement requires Hostess Brands to pay to Smucker a termination fee of $175.0 million in certain circumstances as described above, and the possibility that the payment of such termination fee might discourage a competing proposal from another prospective acquiror seeking to acquire Hostess Brands or reduce the aggregate consideration offered in any such proposal. The Board determined that the termination fee provisions were reasonable and that they would be unlikely to deter an interested third party in making an Alternative Proposal.

•	Interim Restrictions on Hostess Brands’ Business. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Hostess Brands’ business prior to completion of the Merger.

•	Litigation Risk. The Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Conflicts of Interest. The Board considered that Hostess Brands executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of Hostess Brands’ other stockholders, and the risk that these interests might influence their decision with respect to the Transactions.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

(c) Intent to Tender. To the best of Hostess Brands’ knowledge, after reasonable inquiry, each executive officer and director of Hostess Brands who owns shares of Hostess Brands Common Stock presently intends to tender (and not withdraw) in the Offer all shares of Hostess Brands Common Stock that he or she owns of record or beneficially immediately prior to the expiration of the Offer, as it may be extended (other than shares of Hostess Brands Common Stock for which such holder does not have discretionary authority). The foregoing does not include any shares of Hostess Brands Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or which is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Board.

Hostess Brands retained Morgan Stanley to act as its financial advisor in connection with the exploration of potential strategic alternatives by the Board and to provide financial advice and assistance in connection therewith and, upon Hostess Brands’ request, to render a financial opinion in connection therewith. Hostess Brands selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Hostess Brands and the industry in which it operates. At the meeting of the Board on September 10, 2023, Morgan Stanley rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 10, 2023, to the Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Transaction Consideration to be received by the holders of shares of Hostess Brands Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders of shares of Hostess Brands Common Stock.

The full text of Morgan Stanley’s written opinion to the Board, dated September 10, 2023, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference herein in its entirety. Holders of shares of Hostess Brands Common Stock should read the opinion carefully and in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the Board and addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Transaction Consideration to be received by holders of shares of Hostess Brands Common Stock (other than the Excluded Shares) pursuant to the

Merger Agreement, and does not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, including, without limitation, the Tax Receivable Agreement or any arrangements relating to such agreement, the relative merits of the Merger as compared to any other alternative business transaction or other alternatives, or the prices at which Smucker Common Shares would trade following consummation of the Merger or at any time. Morgan Stanley’s opinion was not intended to, and does not constitute an opinion or a recommendation as to how holders of shares of Hostess Brands Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holder should tender its Hostess Brands Common Stock into the Offer. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley:

•	reviewed certain publicly available financial statements and other business and financial information of Hostess Brands and Smucker, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Hostess Brands;

•	reviewed certain financial projections prepared by the management of Hostess Brands;

•	reviewed the estimation of the early termination payment in respect of the Tax Receivable Agreement prepared by the management of Hostess Brands;

•	discussed the past and current operations and financial condition and the prospects of Hostess Brands with senior executives of Hostess Brands;

•	reviewed the reported prices and trading activity for Hostess Brands Common Stock and the Smucker Common Shares;

•

compared the financial performance of Hostess Brands and Smucker and the prices and trading activity of Hostess Brands Common Stock and the Smucker Common Shares with that of certain other publicly traded companies comparable with Hostess Brands and Smucker, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Hostess Brands and Smucker and their financial and legal advisors;

•	reviewed the Merger Agreement, the Commitment Letter and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Hostess Brands, and formed a substantial basis for its opinion. With respect to the financial projections and management’s estimation of the early termination payment in respect of the Tax Receivable Agreement, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Hostess Brands of the future financial performance of Hostess Brands. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Smucker will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Hostess Brands and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, including without limitation, the Tax Receivable Agreement or any arrangements relating to such agreement. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Hostess Brands’ officers, directors or employees, or any class of such persons, relative to the Transaction Consideration to be received by the holders of shares of Hostess Brands Common Stock (other than the Excluded Shares) in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Hostess Brands or Smucker, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, September 10, 2023. Events occurring after September 10, 2023, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other strategic alternatives that might be available to Hostess Brands, nor did it address the underlying business decision of Hostess Brands to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those financial analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of September 8, 2023, which was the last trading day before the September 10, 2023, presentation by Morgan Stanley to the Board, and is not necessarily indicative of current market conditions. In performing its financial analyses summarized below and in arriving at its opinion, with the consent of the Board, Morgan Stanley used and relied upon the following financial projections: (i) certain financial projections provided by Hostess Brands management, as more fully described below in the section entitled “—Certain Hostess Brands Management Projections,” which are referred to below as the “Management Case,” and (ii) the median of certain publicly available estimates for Hostess Brands for Adjusted EBITDA and Adjusted EPS (each as defined below) for the calendar year 2023 prepared by the equity research analysts covering Hostess Brands sourced from Capital IQ as of September 8, 2023, which medians were $323 million Adjusted EBITDA and $1.12 Adjusted EPS, and which are referred to below as the “Street Case.”

Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Certain of the following terms are used throughout this summary of financial analyses:

•

“AV” refers to aggregate enterprise value, calculated as fully diluted market capitalization, plus principal value of total debt (inclusive of finance leases if applicable for the company being analyzed), plus non-controlling interest (as applicable for the company being analyzed), less cash, cash equivalents and marketable securities;

•	“Adjusted EBITDA” has the meaning given to such term in the section entitled “—Certain Hostess Brands Management Projections”; and

•	“Adjusted EPS” has the meaning given to such term in the section entitled “—Certain Hostess Brands Management Projections.”

Comparable Companies Analysis

Morgan Stanley performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared the Street Case for Hostess Brands with comparable publicly available consensus equity analyst research estimates for selected companies, selected based on Morgan Stanley’s professional judgement and experience, that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (these companies are referred to as the “comparable companies”).

For purposes of this analysis, Morgan Stanley analyzed the ratio of AV / Adj. EBITDA estimated for calendar year 2023 of Hostess Brands and the ratio of AV / Adj. EBITDA estimated for calendar year 2023 of each of the comparable companies based on publicly available financial information. To determine AV / Adj. EBITDA, Morgan Stanley calculated the AV based on publicly available information and utilized Adj. EBITDA prepared by equity research analysts and compiled by Capital IQ, available as of September 8, 2023. The AV / Adj. EBITDA for Hostess Brands was calculated as of August 24, 2023 (the last unaffected date for Hostess Brands’ share price), and the AV / Adj. EBITDA for the comparable companies was calculated as of September 8, 2023 (other than in respect of Sovos Brands, Inc., for which market data as of August 4, 2023, was used, which was the last trading day prior to the announcement that it had entered into an agreement to be acquired by Campbell Soup Company). Morgan Stanley also analyzed the ratio of price per share as of August 24, 2023, to adjusted earnings per share estimated for calendar year 2023, which ratio Morgan Stanley referred to as P / E, of Hostess Brands and the ratio of P / E estimated for calendar year 2023 of each of the comparable companies based on publicly available financial information for comparison purposes.

These companies and their applicable multiples were the following:

Company	2023E AV / Adj. EBITDA	2023E P / E
Large Cap Snacking
The Hershey Company	15.0x	21.9x
PepsiCo, Inc.	16.4x	23.5x
Mondelez International, Inc.	16.2x	21.6x
Mid Cap Snacking
The Simply Good Foods Company	14.4x	20.0x
Sovos Brands, Inc.	15.9x	27.7x
Utz Brands, Inc.	15.8x	25.7x
Hain Celestial Group, Inc.	10.6x	26.6x

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of financial multiples set forth in the table below, and applied these ranges of multiples to the estimated Adj. EBITDA and earnings per share for calendar year 2023 for Hostess Brands from the Management Case and the Street Case. For calendar year 2023, estimated Adj. EBITDA and adjusted earnings per share for Hostess Brands were $325 million and $1.13, respectively, in the Management Case and $323 million and $1.12, respectively, in the Street Case. Based on the estimated outstanding shares of Hostess Brands Common Stock on a fully diluted basis as of August 31, 2023, as provided by Hostess Brands management, Morgan Stanley derived the following implied per share value ranges for Hostess Brands Common Stock, rounded to the nearest $0.05:

Benchmark	Reference Range	Implied Value Per Share Range
2023E AV / Adj. EBITDA
Management Case	12.0x–16.0x	$22.20–$31.75
Street Case	12.0x–16.0x	$22.00–$31.50
2023E P / E
Management Case	19.5x–27.5x	$22.00–$31.05
Street Case	19.5x–27.5x	$21.85–$30.80

No company utilized in the comparable companies analysis is identical to Hostess Brands. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Hostess Brands’ control. These include, among other things, the impact of competition on Hostess Brands’ business and its industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Hostess Brands and its industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the potential transaction. Morgan Stanley selected these transactions based on Morgan Stanley’s professional judgement and experience.

Morgan Stanley reviewed the selected transactions, which are listed below, for, among other things, the ratio of the AV implied by the consideration paid in each transaction to each target company’s Adjusted EBITDA for the latest-available last 12-month period at the time of the applicable transaction announcement dates (“LTM Adj. EBITDA”).

Announcement Date	Acquiror	Target	AV / LTM Adj. EBITDA
July 2014	Tyson Foods Inc.	The Hillshire Brands Company	16.1x
February 2015	The J. M. Smucker Company	Big Heart Pet Brands	14.6x
November 2015	Pinnacle Foods Inc.	Boulder Brands, Inc.	14.7x
December 2017	Campbell Soup Company	Snyder’s—Lance, Inc.	19.9x
December 2017	The Hershey Company	Amplify Snack Brands, Inc.	18.8x
July 2017	McCormick & Company Inc.	RB Foods	19.6x
November 2021	The Hershey Company	Dot’s Pretzels	15.1x
August 2023	Campbell Soup Company	Sovos Brands, Inc.	19.8x

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of implied AV / LTM Adj. EBIDTA multiples of 16.0x to 20.0x for the transactions and applied this range to the Adjusted EBITDA of Hostess Brands for the 12-month period ended June 30, 2023. Morgan Stanley calculated the estimated implied value per share, rounded to the nearest $0.05, as $29.75 to $38.80 per share of Hostess Brands Common Stock.

No company or transaction utilized in the precedent transactions analysis is identical to Hostess Brands or the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Hostess Brands’ control. These include, among other things, the impact of competition on Hostess Brands’ business and its industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Hostess Brands and its industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected transaction data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s price per share as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at Hostess Brands’ cost of equity in order to arrive at an illustrative estimate of the present value for Hostess Brands’ theoretical future implied stock price.

Morgan Stanley calculated ranges of implied equity values per share estimated as of December 31, 2025. In arriving at the estimated equity values per share of Hostess Brands Common Stock, Morgan Stanley applied a AV / NTM Adj. EBITDA for the next 12 months (following December 31, 2025) ratio range of 12.0x to 14.5x to the Management Case. Morgan Stanley then discounted the resulting price per share to June 30, 2023, at a discount rate equal to Hostess Brands’ estimated cost of equity as of September 8, 2023, of 8.2%. Morgan Stanley estimated the cost of equity for Hostess Brands by using the capital asset pricing model and based on its professional judgment and experience.

Based on this analysis, Morgan Stanley calculated the estimated implied value per share of Hostess Brands Common Stock, rounded to the nearest $0.05, as $28.00 to $34.40 per share of Hostess Brands Common Stock:

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future Unlevered Free Cash Flows and terminal value of such company. In connection with this analysis, Morgan Stanley calculated a range of per share equity values for Hostess Brands.

Morgan Stanley calculated the estimated present value of the Unlevered Free Cash Flows that Hostess Brands was forecasted to generate for the six months ending December 31, 2023, and calendar years 2024 through 2028 based on Hostess Brands Management Forecasted Financial Information as set forth in the section entitled “—Certain Hostess Brands Management Projections.” For purposes of this analysis, Unlevered Free Cash Flows were calculated as Adjusted EBITDA less share-based compensation (which was treated as a cash expense for this purpose), less any increase in net working capital (or, if applicable, plus any reduction in net working capital), less capital expenditures, less unlevered cash tax expense and plus change in deferred taxes. Morgan Stanley derived the estimated Unlevered Free Cash Flows using inputs provided by Hostess Brands and with the consent of Hostess Brands management. Morgan Stanley estimated the terminal NTM Adjusted EBITDA as of December 31, 2028, to be $499 million by applying certain assumed revenue growth rate, margin and non-cash items assumptions with the consent of Hostess Brands management.

Morgan Stanley calculated terminal values for Hostess Brands by applying a range of multiples of NTM Adjusted EBITDA of 12.0x to 15.0x, based on Morgan Stanley’s professional judgment, to the estimated NTM Adjusted EBITDA of Hostess Brands as of December 31, 2028. Morgan Stanley discounted the Unlevered Free Cash Flows and terminal value to present value as of June 30, 2023, using mid-year convention and a range of discount rates from 7.6% to 8.9%, which were selected based on Morgan Stanley’s professional judgment to reflect an estimate of Hostess Brands’ weighted average cost of capital (“WACC”). To calculate the implied equity value, Morgan Stanley then adjusted the discounted value of Unlevered Free Cash Flows and terminal value by subtracting the net debt as of June 30, 2023, of $886 million and an estimated early termination repayment amount related to the Tax Receivable Agreement of $85 million as provided by management of Hostess Brands on September 5, 2023. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of Hostess Brands Common Stock outstanding as of August 31, 2023, as provided by management of Hostess Brands using the treasury stock method.

Based on this analysis, Morgan Stanley calculated the estimated implied value per share of Hostess Brands Common Stock, rounded to the nearest $0.05, as $28.10 to $37.55 per share of Hostess Brands Common Stock.

Other Information

Morgan Stanley also observed additional factors and information that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Board, including the following information described below under “—Unaffected Equity Research Analyst Price Targets” and “—Unaffected Historical Trading Range.”

Unaffected Equity Research Analyst Price Targets

Morgan Stanley reviewed future public market trading price targets for Hostess Brands Common Stock, prepared and published by selected equity research analysts prior to the unaffected date of August 24, 2023, based on publicly available consensus equity analyst research estimates. These forward targets reflected each analyst’s estimate of the 12-month future public market trading price of Hostess Brands Common Stock, and ranged from $24.00 to $31.00 per share of Hostess Brands Common Stock on an undiscounted basis. Morgan Stanley also discounted these 12-month future market trading price estimates by the estimated cost of equity for Hostess Brands of 8.2%, which was selected based upon Morgan Stanley’s professional judgment and experience, resulting in discounted analyst price targets, rounded to the nearest $0.05, of $22.20 to $28.65 per share of Hostess Brands Common Stock.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Hostess Brands Common Stock and these estimates are subject to uncertainties, including the future financial performance of Hostess Brands and future financial market conditions.

The analyst price target and discounted analyst price target analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Unaffected Historical Trading Range

Morgan Stanley reviewed the historical range of closing stock prices of Hostess Brands Common Stock for the 52-week period ended on the unaffected date of August 24, 2023. Morgan Stanley observed that, during this period, the low and high intraday prices for shares of Hostess Brands Common Stock were $21.59 and $29.00 per share of Hostess Brands Common Stock, respectively.

The historical trading range analysis was presented for reference purposes only and was not relied upon for valuation purposes.

General

In connection with the review of the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Hostess Brands.

In performing its analyses, Morgan Stanley made numerous judgments and assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Hostess Brands. These include, among other things, the impact of competition on Hostess Brands’ business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Hostess Brands, the industry, or the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Transaction Consideration to be received by the holders of shares of Hostess Brands Common Stock (other than the Excluded Shares) and in connection with the delivery of its written opinion, dated September 10, 2023, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Hostess Brands Common Stock might actually trade.

The Transaction Consideration to be received by the holders of shares of Hostess Brands Common Stock was determined through arm’s length negotiations between Hostess Brands and Smucker and was approved by the Board. Morgan Stanley provided financial advice to the Board during these negotiations but did not, however, recommend any specific merger consideration to Hostess Brands or the Board or opine that any specific merger consideration constituted the only appropriate merger consideration for the Merger. Morgan Stanley’s opinion did not address the relative merits of the Merger as compared to any other alternative business or financial strategies or transaction or whether or not such alternatives could be achieved or are available, nor did it address the underlying business decision of Hostess Brands to enter into the Merger Agreement or proceed with the Merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which Smucker Common Shares would trade following consummation of the Merger or at any time.

Morgan Stanley’s opinion was not intended to, and does not constitute an opinion or a recommendation as to how holders of shares of Hostess Brands Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holder should tender its Hostess Brands Common Stock into the Offer. Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Transaction Consideration or of whether the Board would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Hostess Brands, Smucker, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

Under the terms of its engagement, Morgan Stanley has acted as financial advisor to Hostess Brands, including providing the Board with a written financial opinion, described in this section and attached as Annex A, in connection with the Merger, and Hostess Brands has agreed to pay Morgan Stanley a fee of approximately $61 million for its services, of which $7.5 million was payable upon the rendering of such opinion and the remainder of which is contingent upon the closing of the Merger (or another transaction in which 50% or more of Hostess Brands Common Stock (or all or substantially all of Hostess Brands’ assets) is sold). Hostess Brands has also agreed to reimburse Morgan Stanley for certain of its reasonable expenses, including fees of outside counsel. In addition, Hostess Brands has agreed to indemnify Morgan Stanley and its affiliates, and its and their respective current and former officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, related to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Hostess Brands and have received certain fees in connection with financial advisory and financing services provided to such entities. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not received any fees from Smucker in connection with financial advisory or financing services provided to such entities. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to Smucker and Hostess Brands and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

(e) Certain Hostess Brands Management Projections.

Hostess Brands does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings given, among other things, the inherent difficulty of predicting financial performance for future periods. In the course of its evaluation of potential strategic alternatives and specifically the Transactions, however, Hostess Brands management provided certain internal financial forecasts and estimates for the fiscal years 2023 – 2028 (the “Projections”), summarized below, to the Board and to Morgan Stanley, Hostess Brands’ financial advisor, in connection with the rendering of its opinion described under “—Opinion of the Financial Advisor to the Board.” The Projections were also provided to Smucker and certain other prospective acquirers of Hostess Brands in connection with their respective due diligence reviews of Hostess Brands.

The Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither Hostess Brands’ independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables, assumptions and judgments, including, but not limited to, those relating to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to Hostess

Brands’ business, all of which are difficult to predict and many of which are beyond Hostess Brands’ control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results would be realized or that actual results would not be significantly higher or lower than forecasted. The Projections cover multiple years and such forecasts by their nature becomes less predictive with each successive year. The assumptions also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and should not be relied on as such. None of Hostess Brands, Smucker, Purchaser, any of their respective affiliates, financial advisors or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Hostess Brands by Smucker and Purchaser pursuant to the Offer and the Merger. Hostess Brands management’s internal financial forecast, upon which the Projections were based, is subjective in many respects. As a result, the inclusion of the Projections in this Schedule 14D-9 should not be relied on as an indication that Hostess Brands, Smucker, Morgan Stanley or any other recipient of the Projections considered, or now considers, these forecasts to be material or necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause Hostess Brands’ future financial results to materially vary, see “Item 8. Additional Information—Cautionary Note Regarding Statements Forward-Looking Statements,” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding Hostess Brands contained elsewhere in this Schedule 14D-9, the Offer to Exchange and Hostess Brands’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections described in this Schedule 14D-9.

The Projections summarized below are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender a stockholder’s shares of Hostess Brands Common Stock in the Offer, because Hostess Brands believes they are material or because Hostess Brands believes they are a reliable prediction of actual future results. Rather, the summary below is included solely to give Hostess Brands’ stockholders access to certain long-term financial projections that were made available to the Board, Morgan Stanley, Smucker and other potential acquirors.

Projections (dollars in millions except per share amounts) (1)

	2023	2024	2025	2026	2027	2028
Net Revenue	$1,423	$1,523	$1,617	$1,710	$1,801	$1,898
Gross Profit	497	542	591	634	676	721
Adjusted EBITDA(2)	325	356	391	419	445	473
Adjusted EPS(3)	1.13	1.25	1.40	1.52	1.66	1.82
Free Cash Flow (4)	61	203	230	211	269	276

(1)

This table reflects selected measures from the Projections for the fiscal years 2023 through 2028, as provided by Hostess Brands management to the Board and to Morgan Stanley, the Board’s financial advisor, in connection with the rendering of its opinion described under “—Opinion of the Financial Advisor to the Board.” The Projections were also provided to Smucker and certain other prospective acquirers of Hostess Brands in connection with their respective due diligence reviews of Hostess Brands.

(2)

Adjusted EBITDA is defined for purposes of the Projections as net income adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization, (iii) income taxes and (iv) share-based compensation, as further adjusted to eliminate the impact of certain items that Hostess Brands does not consider indicative of its ongoing operating performance. Adjusted EBITDA is a non-GAAP financial measure and has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Hostess Brands’ results as reported under GAAP.
(3)

Adjusted EPS reflects diluted earnings per share assuming 134.5 million outstanding shares of Hostess Brands Common Stock adjusted to eliminate the impact of certain items that Hostess Brands does not consider indicative of its ongoing operating performance. Adjusted EPS is a non-GAAP financial measure and has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Hostess Brands’ results as reported under GAAP.

(4)

Free Cash Flow (as calculated by Hostess Brands) is defined for purposes of the Projections as cash flow from operations in accordance with GAAP less capital expenditures and payments under the Tax Receivable Agreement. Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In calculating free cash flows for purposes of the Projections, Hostess Brands management made certain assumptions related to capital investment requirements and working capital metrics. In addition, the Board and Morgan Stanley, in connection with the rendering of its opinion described under “—Opinion of the Financial Advisor to the Board” considered “Unlevered Free Cash Flow” (as calculated by Morgan Stanley), which is derived from Free Cash Flow and defined as Free Cash Flow less stock-based compensation, plus payments under the Tax Receivable Agreement, plus levered taxes, less unlevered taxes and plus interest. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In calculating Unlevered Free Cash Flow, Hostess Brands management and Morgan Stanley made certain assumptions related to capital investment requirements and working capital metrics. Such calculations were reviewed and approved by management of Hostess Brands. Unlevered Free Cash Flow (as calculated by Morgan Stanley) for the second half of 2023 and 2024 – 2028 is set forth below (in millions):

	2H 2023	2024	2025	2026	2027	2028
Unlevered Free Cash Flow (as calculated by Morgan Stanley)	$48	$222	$250	$235	$290	$292

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Morgan Stanley in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Board” of this Schedule 14D-9 is incorporated herein by reference.

Except as set forth above, neither Hostess Brands nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Hostess Brands on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions in the shares of Hostess Brands Common Stock have been effected during the past 60 days by Hostess Brands (other than in connection with share purchases under the Hostess Brands ESPP during the final offering period and the vesting of certain Hostess Brands Restricted Stock Units), or, to the best of Hostess Brands’ knowledge, by any of Hostess Brands’ directors, executive officers (other than the purchase of shares pursuant to the Hostess Brands ESPP and the satisfaction of withholding taxes as described above) or affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) Hostess Brands is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) an exchange offer for or other acquisition of the shares of Hostess Brands Common Stock by Hostess Brands, its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Hostess Brands or its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Hostess Brands or its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Hostess Brands; and (b) there are no transactions, resolutions of the Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Specifically, the table below assumes that (i) the Acceptance Time and the Effective Time have occurred on October 31, 2023, (ii) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits under the Callahan Employment Agreement or Executive Severance Plan, as applicable, (iii) the named executive officer timely executes (and does not revoke) a release of claims and complies with any applicable restrictive covenant obligations for the full duration of such obligations, (iv) the named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those that will be in place as of October 6, 2023, (v) no named executive officer receives any additional grants of equity awards or exercises any Hostess Brands Stock Options on or prior to the Acceptance Time or the Effective Time, (vi) no named executive officer enters into any new agreement with Hostess Brands, any of its affiliates or Smucker or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, and (vii) for values provided in the “Equity” column in the table below, the assumptions described in Item 3 above, under the heading “—Treatment of Executive Officer and Director Equity Awards.”

The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Hostess Brands Restricted Stock Units that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of our salaried employees. The values and descriptions also: do not reflect withholding taxes that are applicable to any payments set forth in the table, assume that no payments are delayed for six months to the extent required under Section 409A of the Code, and assume that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)(6)
Andrew P. Callahan	6,142,824	36,203,988	—	58,096	—	42,404,908
Travis E. Leonard	1,706,070	2,685,065	—	36,811	—	4,427,946
Arist R. Mastorides	1,494,842	3,196,181	—	36,811	—	4,727,834
Daniel J. O’Leary	1,624,829	3,316,300	—	36,872	—	4,978,001
Jolyn J. Sebree	1,406,367	5,183,853	—	38,698	—	6,628,918

(1)

Represents the value of (i) cash severance payments and (ii) a pro-rata annual bonus for the fiscal year in which the termination occurs, assuming target performance, each as described in Item 3 above, under the heading “—Severance Arrangements” and based on the assumptions set forth above. The following table shows, for each named executive officer, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment.

Name	Cash Severance Payment ($)	Pro-Rata Bonus ($)	Total ($)
Andrew P. Callahan	5,213,750	929,074	6,142,824
Travis E. Leonard	1,378,125	327,945	1,706,070
Arist R. Mastorides	1,207,500	287,342	1,494,842
Daniel J. O’Leary	1,312,500	312,329	1,624,829
Jolyn J. Sebree	1,164,000	242,367	1,406,367

(2)

Represents estimated values associated with (i) the full value of unvested Hostess Brands Restricted Stock Units being accelerated in connection with the Merger, which are being treated as described in greater detail in Item 3 above, under the heading “—Treatment of Hostess Brands Equity Awards” and based on the assumptions set forth above, (ii) the full value of unvested Hostess Brands Performance Units, assuming that such awards are settled at 200% of target, and (iii) the value of payments being made in respect of vested Hostess Brands Stock Options in connection with the Merger. However, in accordance with Item 402(t) of Regulation S-K, such values have been calculated using the average closing price for Hostess Brands Common Stock for the five days following the public announcement of the Merger. These amounts are all “single-trigger” in nature (i.e., they will be triggered by a change in control of Hostess Brands without regard to whether the executive’s employment is also terminated).

(3)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.
(4)

Represents the estimated cost of Hostess Brands-paid COBRA coverage during the severance period and estimated outplacement benefits as provided in the Executive Severance Plan, in each case as described in greater detail in Item 3 above, under the heading “—Severance Arrangements.” The following table shows, for each named executive officer, the amount of each component part of these cash payments. These amounts are “double-trigger” in nature.

Name	COBRA Continuation ($)	Outplacement Services ($)
Andrew P. Callahan	48,496	9,600
Travis E. Leonard	27,211	9,600
Arist R. Mastorides	27,211	9,600
Daniel J. O’Leary	27,272	9,600
Jolyn J. Sebree	29,098	9,600

(5)	None of the named executive officers are contractually entitled to any tax benefits in connection with the Merger.
(6)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (5).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts for each named executive officer are as follows:

Name	Single- Trigger ($)	Double- Trigger ($)
Andrew P. Callahan	36,203,988	6,200,920
Travis E. Leonard	2,685,065	1,742,881
Arist R. Mastorides	3,196,181	1,531,653
Daniel J. O’Leary	3,316,300	1,661,701
Jolyn J. Sebree	5,183,853	1,445,065

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their shares of Hostess Brands Common Stock in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered shares of Hostess Brands Common Stock. However, if Purchaser purchases shares of Hostess Brands Common Stock in the Offer and the Merger is consummated, holders of shares of Hostess Brands Common Stock who (i) have not properly tendered their shares of Hostess Brands Common Stock in the Offer (or, if tendered, validly and subsequently withdrew such shares of Hostess Brands Common Stock prior to the Acceptance Time), (ii) make the demand described below, (iii) have not otherwise waived appraisal rights and (iv) otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to an appraisal of his, her or its shares of Hostess Brands Common Stock and to receive payment in cash for the fair value of his, her or its shares of Hostess Brands Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Hostess Brands Common Stock. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares of Hostess Brands Common Stock as determined by the Delaware Court may be greater than, the same as, or less than the Transaction Consideration or the consideration payable in the Merger (which is equivalent to the Transaction Consideration). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares of Hostess Brands Common Stock in accordance with the procedures of subsection (d)(2) of Section 262.

The following is a brief summary of the appraisal rights under Section 262 in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 is attached as Annex B and also may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/). This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262. In the event of any inconsistency between the information contained in this summary and the actual text of Section 262, the actual text of Section 262 controls. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of Hostess Brands Common Stock, all references to a “beneficial owner” are to a person who is the beneficial owner of shares of Hostess Brands Common Stock held either in voting trust or by a nominee on behalf of such person and all references to a “person” are to an individual, corporation, partnership, unincorporated association or other entity. Failure to follow any of the procedures of Section 262 may result in termination or waiver of appraisal rights under Section 262. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262. Stockholders, including beneficial owners, are urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each stockholder of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation and must include in such notice either a copy of Section 262 or information directing the stockholders, to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. THE BOARD HAS FIXED OCTOBER 6, 2023, AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS, ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of shares of Hostess Brands Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 with respect to shares of Hostess Brands Common Stock held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must within the later of the consummation of the Offer, which occurs when Purchaser has irrevocably accepted for payment or exchange shares of Hostess Brands Common Stock tendered into the Offer, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is set forth above), demand in writing the appraisal of such holder’s shares.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, on or within ten days after the Effective Time (as required by Section 262(d)(2) of the DGCL), Smucker will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all holders of Hostess Brands Common Stock provided that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares and any beneficial owner who has demanded appraisal under paragraph(d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder or Beneficial Owner

All written demands for appraisal should be addressed to Hostess Brands, Inc., Attention: Corporate Secretary, 7905 Quivira Road, Lenexa, Kansas 66215. The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform Hostess Brands of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its shares of Hostess Brands Common Stock in connection with the Merger. In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with the procedures of subsection (d)(2) of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares of Hostess Brands Common Stock confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by Hostess Brands under Section 262 and to be set forth on the Verified List (as defined below). Although not expressly required by Section 262, Hostess Brands reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the shares for which such demand is submitted. If the holder of record is submitting a demand with respect to shares of Hostess Brands Common Stock that are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, the demand must be executed by or on behalf of the record owner in that capacity, and if the shares of Hostess Brands Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares of Hostess Brands Common Stock. A holder of record, such as a brokerage firm, bank, trust or other nominee, who holds shares of Hostess Brands Common Stock as nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to shares held for one or more beneficial owners while not exercising appraisal rights for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Hostess Brands Common Stock held in the name of the holder of record.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or a person who has demanded appraisal of such person’s shares of Hostess Brands Common Stock and otherwise complied with Section 262 and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the value of the shares of Hostess Brands Common Stock held by all such stockholders. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their shares of Hostess Brands Common Stock. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders or beneficial owners should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Hostess Brands Common Stock. Accordingly, it is the obligation of the stockholders or beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the shares of Hostess Brands Common Stock within the period prescribed in Section 262.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Hostess Brands Common Stock (other than “excluded stock,” as defined in Section 251(h)(6)d. of the DGCL) that were the subject of, and were not tendered into and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares of Hostess Brands Common Stock (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be given to the requesting person within ten days after a written request therefor has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of shares of Hostess Brands Common Stock or beneficial owner of shares of Hostess Brands Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days thereafter to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their shares of Hostess Brands Common Stock and with whom agreements as to the value of their shares of Hostess Brands Common Stock have not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After such notice as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with the provisions of Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court may require the persons who demanded an appraisal for their shares of Hostess Brands Common Stock and who hold shares of Hostess Brands Common Stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Because immediately before the Merger the shares of Hostess Brands Common Stock will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of shares of Hostess Brands Common Stock who are otherwise entitled to appraisal rights unless (i) the total number of shares of Hostess Brands Common Stock entitled to appraisal exceeds 1% of the outstanding shares of Hostess Brands Common Stock eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of shares of Hostess Brands Common Stock exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the shares of Hostess Brands Common Stock as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, and except as provided in the next sentence, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares of Hostess Brands Common Stock as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering appraisal should be aware that the fair value of their shares of Hostess Brands Common Stock as so determined could be more than, the same as or less than the Transaction Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262.

Although Hostess Brands believes that the Transaction Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders, including beneficial owners, should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Transaction Consideration. Neither Smucker nor Hostess Brands anticipates offering more than the Transaction Consideration to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a share of Hostess Brands Common Stock is less than the Transaction Consideration.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the shares of Hostess Brands Common Stock, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable under the circumstances and (ii) upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares of Hostess Brands Common Stock entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under Subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any person who has duly demanded appraisal rights with respect to some or all of such person’s shares of Hostess Brands Common Stock in compliance with Section 262 will not be entitled to vote his, her or its shares of Hostess Brands Common Stock for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such shares of Hostess Brands Common Stock (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

If any person who demands appraisal of shares of Hostess Brands Common Stock under Section 262 fails to perfect, successfully withdraws or otherwise loses such person’s right to appraisal, such person’s shares of Hostess Brands Common Stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest, subject to any withholding taxes required by applicable law. A person will fail to perfect, or effectively lose, their right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time. In addition, any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in respect of some or all of such person’s shares in accordance with Section 262 and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, in which case the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any person without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including without limitation, a reservation of jurisdiction for any application to the Delaware Court made under subsection (j) of Section 262; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262, which is attached as Annex B and which may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/). The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE TRANSACTION CONSIDERATION.

(c) Anti-Takeover Statute.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with such person’s affiliates or associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares held by the plan), or (iii) at or following the time the person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Charter includes a provision opting out of Section 203, and instead includes a provision similar in substance to Section 203 but that carves out from the restrictions on business combinations, the “Sponsor Holders” (i.e., investment funds affiliated with The Gores Group LLC and their successors and affiliates, investment funds affiliated with Apollo Global Management and their successors and affiliates, and the “CDM Holders” (as defined in the Charter) and their successors and affiliates) or their transferees.

Hostess Brands conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Hostess Brands is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the Transactions, Hostess Brands and the Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Smucker’s request, so that the Offer and the Merger may be consummated on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Hostess Brands Common Stock, and Purchaser might be unable to accept for payment or pay for shares of Hostess Brands Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations thereunder, certain transactions may not be consummated until a Notification and Report Form has been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of shares of Hostess Brands Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of shares of Hostess Brands Common Stock in the Offer may not be completed until the expiration of a 30-calendar day waiting period (which may be extended as described below) which begins when Smucker files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. Smucker and Hostess Brands each filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Hostess Brands Common Stock in the Offer and the Merger on September 22, 2023, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on Monday, October 23, 2023, unless earlier termination. If, prior to the expiration or termination of this waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material (referred to as a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of 30 calendar days following the date of Smucker’s and Hostess Brands’ substantial compliance with the Second Request, unless such waiting period is earlier terminated or the parties agree to extend the waiting period.

At any time before or after Purchaser’s acquisition of shares of Hostess Brands Common Stock pursuant to the Offer, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Hostess Brands Common Stock pursuant to the Offer, or seeking the divestiture of shares of Hostess Brands Common Stock acquired by Purchaser or the divestiture of substantial assets of Hostess Brands or its subsidiaries or Smucker or its subsidiaries or require Hostess Brands or its subsidiaries or Smucker or its subsidiaries to license, or hold separate, assets or terminate existing relationships and contractual rights. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Canada Antitrust Compliance

Part IX of the Competition Act and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction submit their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or a notice under subsection 123(2) of the Competition Act that the Commissioner does not, at that time, intend to make an application challenging the Notifiable Transaction under section 92 of the Competition Act (a “No Action Letter”).

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the Notifiable Transaction or, as an alternative to an ARC, for a No Action Letter and a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act. Upon the issuance of an ARC, or, alternatively, a No Action Letter together with an appropriate waiver of the requirement to file a Notification, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some or all of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Offer and the Merger under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

Purchaser’s acquisition of shares of Hostess Brands Common Stock in the Offer and the Merger is a Notifiable Transaction. It is a condition to closing that either (i) the Commissioner have issued an ARC or (ii) the waiting period(s) described above shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter (“Competition Act Approval”). Purchaser and Hostess Brands filed a request to the Commissioner for an ARC or, in the alternative, a No Action Letter and waiver under paragraph 113(c) of the Competition Act in connection with the purchase of shares of Hostess Brands Common Stock in the Offer and the Merger on September 22, 2023, and filed their respective notifications containing the information prescribed pursuant to subsection 114(1) of the Act with the Commissioner on the same date.

(e) Merger without a Vote.

If the Offer is consummated, we will not seek the approval of Hostess Brands’ remaining holders of shares of Hostess Brands Common Stock before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class and series of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other holders of shares of each class or series of stock of such corporation receive the same consideration for their stock in the merger as was payable in the tender offer with respect to such class or series, the acquirer can effect a merger without the vote of the nontendering stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the holders of shares of Hostess Brands Common Stock in accordance with Section 251(h) of the DGCL.

(f) Cautionary Note Regarding Forward-Looking Statements.

This filing includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve substantial risks and uncertainties relating to future events and the future performance of Smucker and Hostess Brands. The forward-looking statements may include statements concerning Hostess Brands’, Smucker’s, and Purchaser’s current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” or similar language. Statements addressing the proposed acquisition of Hostess Brands by Smucker, as well as Hostess Brands’ future operating and financial performance and statements addressing events and developments that Hostess Brands expects or anticipates will occur are also considered as forward-looking statements. All forward-looking statements included herein are made only as of the date hereof.

These statements inherently involve risks and uncertainties that could cause actual results to differ materially from those anticipated in such forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Schedule 14D-9, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, risks associated with the proposed acquisition of Hostess Brands by Smucker and the expected timing of the completion thereof, including uncertainties as to the assumptions underlying the proposed acquisition, the timing of the Offer to Exchange and the completion of the proposed acquisition of Hostess Brands; uncertainties as to how many of Hostess Brands’ stockholders will tender their shares of Hostess Brands Common Stock in the Offer to Exchange; the possibility that various closing conditions for the proposed acquisition may not be satisfied or waived, including a failure to receive required regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to Smucker’s ability to realize the anticipated benefits of the acquisition; the effect of the announcement or pendency of the acquisition on Hostess Brands’ ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from Hostess Brands’ ongoing business operations; negative effects of the announcement or the consummation of the acquisition on the market price of Smucker Common Shares or Hostess Brands Common Stock and/or operating results; and other matters.

These risks and uncertainties also include maintaining, extending and expanding Hostess Brands’ reputation and brand image; leveraging Hostess Brands’ brand value to compete against lower-priced alternative brands; the ability to pass cost increases on to our customers; correctly predicting, identifying and interpreting changes in consumer preferences and demand and offering new products to meet those changes; protecting intellectual property rights; operating in a highly competitive industry; the ability to maintain or add additional shelf or retail space for Hostess Brands’ products; the ability to identify or complete strategic acquisitions, alliances, divestitures or joint ventures; our ability to successfully integrate, achieve expected synergies and manage our acquired businesses and brands; the ability to integrate and manage capital investments; the ability to manage changes in our manufacturing processes resulting from the expansion of our business and operations, including with respect to cost-savings initiatives and the introduction of new technologies and products; the ability to drive revenue growth in key products or add products that are faster-growing and more profitable; volatility in commodity, energy, and other input prices due to inflationary pressures and the ability to adjust pricing to cover increased costs; loss of one or more of our co-manufacturing arrangements; significant changes in the availability and pricing of transportation; negative impacts of climate change; dependence on major customers; increased labor and employee related costs; strikes or work stoppages; product liability claims, product recalls, or regulatory enforcement actions; the ability to produce and successfully market products with extended shelf life; dependence on third parties for significant services; unanticipated business disruptions; adverse impact or disruption to our business caused by pandemics or outbreaks of highly infectious or contagious diseases; disruptions in the global economy due to the Russia and Ukraine conflict; geographic focus that could make Hostess

Brands particularly vulnerable to economic and other events and trends in North America; consolidation of retail customers; unsuccessful implementation of business strategies to reduce costs; increased costs to comply with governmental regulation; failures, unavailability, or disruptions of Hostess Brands’ information technology systems; dependence on key personnel or a highly skilled and diverse workforce; Hostess Brands’ ability to finance indebtedness on terms favorable to Hostess Brands; and other risks identified and discussed in Item 1A-Risk Factors in Hostess Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 21, 2023, and as revised and updated in our subsequent filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on Hostess Brands’ behalf are expressly qualified in their entirety by these risk factors. Except as may be required by law, Hostess Brands undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

(g) Where You Can Find More Information

Hostess Brands and Smucker are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Copies of such reports, proxy statements and other information can be obtained free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Hostess Brands to “incorporate by reference” information into this Schedule 14D-9, which means that Hostess Brands can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Hostess Brands incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 21, 2023;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, as filed with the SEC on May 9, 2023 and August 8, 2023, respectively;

•	Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 27, 2023;

•	Current Reports on Form 8-K, as filed with the SEC on:
•	January 19, 2023;

•	February 21, 2023 (excluding Items 2.02 and 7.01 and Exhibits 99.1 and 99.2);

•	March 15, 2023;

•	June 8, 2023;

•	June 30, 2023; and

•	September 12, 2023.

•

The description of Hostess Brands Common Stock contained in Hostess Brands’ Registration Statement on Form 8-A, as filed with the SEC on August 11, 2015, and as updated by Exhibit 4.1 to Hostess Brands’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023, including any amendment or report filed for the purpose of updating such description.

Hostess Brands also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated October 10, 2023 (incorporated by reference to the Form S-4 filed by Smucker with the SEC on October 10, 2023).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(1)(C)	Form of Letter of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Form S-4).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.5 to the Form S-4).

(a)(4)	Prospectus/Offer to Exchange, dated October 10, 2023 (incorporated by reference to the Form S-4 filed by Smucker with the SEC on October 10, 2023).

(a)(5)(A)	Summary Advertisement, as published in The New York Times on October 10, 2023 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO filed by The J. M. Smucker Company with the SEC on October 10, 2023).

(a)(5)(B)	Press Release issued by Hostess Brands, dated September 11, 2023 (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 11, 2023).

(a)(5)(C)	Press Release issued by The J. M. Smucker Company, dated September 11, 2023, (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K by The J. M. Smucker Company on September 11, 2023 (File No. 001-05111)).

(a)(5)(D)*	Fairness Opinion of Morgan Stanley & Co. LLC, dated September 10, 2023 (attached to this Schedule 14D-9 as Annex A).

(a)(5)(E)	Conference Call Transcript issued by The J. M. Smucker Company, dated September 11, 2023 (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

(a)(5)(F)	Email Communication to all The J. M. Smucker Company Employees issued by The J. M. Smucker Company, dated September 11, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

(a)(5)(G)	LinkedIn Post issued by The J. M. Smucker Company, dated September 11, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

(a)(5)(H)	Email Communication to all The J. M. Smucker Company Employees from Mark T. Smucker issued by The J. M. Smucker Company, dated September 11, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

(a)(5)(I)	Email Communication to Hostess Brands Employees from Mark T. Smucker issued by The J. M. Smucker Company, dated September 11, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

(a)(5)(J)	Town Hall Presentation issued by Hostess Brands, dated September 11, 2023 (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 11, 2023).

(a)(5)(K)	Interview Transcript between Mark T. Smucker and Jim Cramer (CNBC), dated September 11, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 11, 2023).

Exhibit No.	Description

(a)(5)(L)	LinkedIn Post issued by The J. M. Smucker Company, dated September 12, 2023, (incorporated by reference to the Form 425 filed by The J. M. Smucker Company with the SEC on September 12, 2023).

(a)(5)(M)	Email Communication to Hostess Brands Customers issued by Hostess Brands, dated September 11, 2023 (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 12, 2023).

(a)(5)(N)	Email Communication to Hostess Brands Employees issued by Hostess Brands, dated September 11, 2023, (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 12, 2023).

(a)(5)(O)	Email Communication to Hostess Brands Suppliers issued by Hostess Brands, dated September 11, 2023, (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 12, 2023).

(a)(5)(P)	Video Presentation by Mark T. Smucker shared with Employees of The J. M. Smucker Company, dated September 14, 2023, (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 14, 2023).

(a)(5)(Q)	Email Communication to certain Hostess Brands Employees issued by Hostess Brands, dated September 14, 2023 (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 14, 2023).

(a)(5)(R)	PowerPoint Presentation to certain Hostess Brands Employees issued by Hostess Brands, dated September 10, 2023 (incorporated by reference to the Form 425 filed by Hostess Brands with the SEC on September 27, 2023).

(d)(1)	Confidentiality Agreement, dated August 22, 2023, by and between The J. M. Smucker Company and Hostess Brands, Inc. (incorporated by reference to Exhibit 99.6 to the Form S-4).

(e)(1)	Agreement and Plan of Merger, dated as of September 12, 2023, among Smucker, Purchaser and Hostess Brands (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Hostess Brands on September 12, 2023 (File No. 001-37540)).

(e)(2)	Third Amended and Restated Certificate of Incorporation of Hostess Brands (incorporated by reference to Exhibit 3.1 to Hostess Brands’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed on August 5, 2020 (File No. 001-37540)).

(e)(3)	Amended and Restated Bylaws of Hostess Brands (incorporated by reference to Exhibit 3.1 to Hostess Brands’ Current Report on Form 8-K filed on December 16, 2022 (File No. 001-37540)).

(e)(4)+	Hostess Brands, Inc. Amended and Restated 2016 Equity Incentive Plan, as amended and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to Hostess Brands’ Current Report on Form 8-K filed on June 10, 2022 (File No. 001-37540)).

(e)(5)+	Hostess Brands, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Hostess Brands’ Current Report on Form 8-K filed on June 10, 2022 (File No. 001-37540)).

(e)(6)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to Hostess Brands’ Annual Report on Form 10-K filed on February 21, 2023 (File No. 001-37540)).

+	Indicates a management contract or any compensatory plan, contract or arrangement.
*	Filed herewith.

Annex A — Opinion of Morgan Stanley & Co. LLC, dated September 10, 2023.

Annex B — Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023	Hostess Brands, Inc.

	By:	/s/ Andrew P. Callahan
Name: Andrew P. Callahan
Title: President and Chief Executive Officer

Annex A

Opinion of Morgan Stanley & Co. LLC

September 10, 2023

Board of Directors

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, KS 66215

Members of the Board:

We understand that Hostess Brands, Inc. (“Hostess” or the “Company”), The J. M. Smucker Company (the “Parent”) and SSF Holdings, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of September 10, 2023 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of Class A common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for $30.00 per share in cash plus 0.03002 shares (the “Exchange Ratio”) of common stock, no par value, of the Parent (the “Parent Common Stock”), subject to adjustment in certain circumstances, and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares (i) owned both at the commencement of the Tender Offer and immediately prior to the Merger by the Parent or Merger Sub, (ii) owned immediately prior to the Merger by the Company as treasury stock, (iii) subject to and irrevocably accepted for purchase in the Tender Offer or (iv) as to which dissenters’ rights have been perfected (clauses (i), (ii), (iii) and (iv) collectively, the “Excluded Shares”), will be converted into the right to receive $30.00 per share in cash plus 0.03002 shares of Parent Common Stock, subject to adjustment in certain circumstances (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed the estimation of the early termination payment in respect of the tax receivables agreement prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

7)

Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

10)	Reviewed the Merger Agreement, the commitment letter from certain lenders dated as of September 10, 2023 (the “Commitment Letter”) and certain related documents; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections and management’s estimation of the early termination payment in respect of the tax receivables agreement, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Parent will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and its legal, tax, or regulatory advisors with respect to legal, tax or regulatory matters. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, including, without limitation, the tax receivable agreement or any arrangements relating to such agreement. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender into the Tender Offer or how the shareholders of the Company should vote at any shareholder’s meeting to be held in connection with the Merger, if any.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ David Khayat
David Khayat
Managing Director

Annex B

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to §  251, §  252, §  254, §  255, §  256, §  257, §  258, §  263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.